Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-287246

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement (the “Prospectus Supplement”), and the short form base shelf prospectus dated May 26, 2025 (the “Prospectus”) to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Avino Silver & Gold Mines Ltd. at 570 Granville Street, Suite 900, Vancouver, British Columbia, V6C 3P1, telephone: (604) 682-3701, and are also available electronically at www.sedarplus.ca. See “Documents Incorporated by Reference”.

This Prospectus Supplement, together with the Prospectus to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference therein constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions. See “Plan of Distribution”.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MAY 26, 2025

New Issue	June 13, 2025

AVINO SILVER & GOLD MINES LTD.

Up to US$40,000,000

Common Shares

This Prospectus Supplement, together with the Prospectus, qualifies the distribution (the “Offering”) of common shares (each, an “Offered Share’’) of Avino Silver & Gold Mines Ltd. (‘‘Avino” or the “Corporation”) having an aggregate sales amount of up to US$40,000,000. This Offering is made pursuant to a sales agreement dated June 13, 2025 (the “Sales Agreement”) among the Corporation and Cantor Fitzgerald & Co. (the “Designated Agent”), H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC, and A.G.P./Alliance Global Partners (collectively, with the Designated Agent, the “Agents”) under which Avino may distribute Offered Shares from time to time through the Agents for the distribution of the Offered Shares in the United States of America (“U.S.” or the “United States”), in accordance with the terms of the Sales Agreement. The Offering is being made in the United States under the terms of a registration statement on Form F-10, as amended (SEC File No. 333-287246) (the “Registration Statement”) filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”) on May 27, 2025. See “Plan of Distribution”.

The outstanding common shares of the Corporation (“Common Shares”) are listed for trading on the Toronto Stock Exchange (“TSX”) and on the NYSE American LLC (“NYSE American”) under the symbol “ASM”. The outstanding Common Shares of the Corporation are also quoted on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”, but no prospectus or Offering document will be filed in those jurisdictions. On June 12, 2025, the last completed trading day before the filing of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was C$ 5.04 per Common Share and the closing trading price of the Common Shares on the NYSE American was US$ 3.71 per Common Share. The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Corporation fulfilling all of the listing requirements of the TSX and adhering to certain dilution limitations. The Offered Shares will be listed on the NYSE American prior to any sales.

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Sales of Offered Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made from time to time in one or more transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” (each an “ATM Distribution”) as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE American, or other recognized trading market in the United States upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. No Offered Shares will be offered or sold in Canada on the TSX or any other trading market in Canada. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering could be terminated after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

Avino will pay the Agents compensation, or allow a discount, for their services in acting as agents or in connection with the sale of Offered Shares pursuant to the terms of the Sales Agreement up to 3.0% of the gross sales price per Offered Share sold.

The Agents will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over allot, securities in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Agents are not registered as investment dealers in any Canadian jurisdiction and, accordingly, the Agents will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

The purchase of Offered Shares involves significant risks that should be considered carefully by prospective purchasers. Before buying any Offered Shares, prospective purchasers should carefully read this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein (see “Documents Incorporated by Reference”) including, without limitation, the information set forth under “Risk Factors” in this Prospectus Supplement, the Prospectus, and the documents incorporated herein and therein by reference for a description of risks involved in an investment in the Offered Shares, as well as the information set forth under the headings “Cautionary Statement Regarding Forward-Looking Information” and “Cautionary Statement to United States Investors”. This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Prospectus dated May 26, 2025.

The Corporation is permitted, under the multi-jurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with disclosure requirements under applicable securities laws of the provinces and territories of Canada. Prospective purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and thus may not be comparable to financial statements of United States companies. See “Cautionary Statement Regarding Financial Information”.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have income tax consequences. Such consequences for purchasers who are resident in, or citizens of, the United States or any other jurisdiction may not be described fully herein. Purchasers should read the tax discussion contained in this Prospectus Supplement with respect to the Offered Shares and consult their own tax advisors. See “Certain United States Federal Income Tax Considerations”.

The enforcement by purchasers of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of the Province of British Columbia, Canada, that most of its officers and directors are not residents of the United States, that some or all of the experts named in this Prospectus Supplement and the Prospectus are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States. See “Enforceability of Civil Liability”. Messrs. Ron Andrews and Peter Bojtos, both directors of the Corporation, reside outside of Canada. Although Messrs. Andrews and Bojtos have appointed the Corporation as their agent for service of process in Canada, prospective purchasers are advised that it may not be possible for purchasers to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for services of process. See “Agent for Service of Process”.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. Prospective purchasers should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. We have not authorized anyone to provide prospective purchasers with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement, or the Prospectus, or incorporated by reference herein or therein, and should not be relied upon by prospective purchasers for the purpose of determining whether to invest in the Offered Shares. No offer of the Offered Shares is being made in any jurisdiction where the offer or sale is not permitted. Prospective purchasers should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

The Corporation’s head office and registered office and records offices are located at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

All monetary amounts used herein are stated in United States dollars denoted by “US$” or “dollars”, unless otherwise expressly stated. Canadian dollars are denoted by “C$”.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part is the Prospectus, which provides more general information, some of which may not apply to this Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

If the description of the Common Shares varies between this Prospectus Supplement and the Prospectus, prospective purchasers should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Cautionary Statement to United States Investors”, “Cautionary Statement Regarding Forward-Looking Information”, “Cautionary Statement Regarding Financial Information”, “Certain United States Federal Income Tax Considerations” and “Where You Can Find More Information”. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the Prospectus or any of the documents incorporated by reference therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the Prospectus or any documents incorporated by reference therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the Prospectus and such documents incorporated by reference therein.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

The Corporation has filed a “shelf” Registration Statement on Form F-10 with the SEC for the Offered Shares. This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Corporation and the Corporation’s securities.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus. We have not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. No offer to sell, or solicitation to of an offer to buy the Offered Shares may be made in any jurisdiction where offer or sale is not permitted. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

You should assume that the information contained in this Prospectus Supplement and the Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in the applicable provinces and territories of Canada, that is incorporated by reference herein and in the Prospectus, is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates. Information presented on or accessed through the Corporation’s website at www.avino.com is not incorporated into, or made part of, this Prospectus Supplement and prospective purchasers should not rely on such information when deciding whether or not to invest in the Offered Shares.

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Any market data and industry forecasts used in the Prospectus or this Prospectus Supplement, or the documents incorporated by reference therein and herein, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

Unless the context otherwise requires, references in this Prospectus Supplement and the Prospectus to “Avino” or the “Corporation” refer to Avino Silver & Gold Mines Ltd. and include each of its subsidiaries as the context requires.

AVAILABLE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and interim reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS

We are permitted under the MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare the Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS Accounting Standards and thus may not be comparable to financial statements of United States companies. See “Cautionary Statement Regarding Financial Information”.

Information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. For additional information, please see the information provided under the heading “Cautionary Statement to U.S. Investors Concerning Mineral Reserve and Resource Estimates” in the Prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the Prospectus, contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation. Please see “Risk Factors” in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. Forward-looking statements contained or incorporated by reference into the Prospectus and this Prospectus Supplement include, without limitation, statements regarding risks related to or associated with:

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•	commodity price fluctuations;
•	exchange rate fluctuations;
•	the volatility of capital markets;
•	global market conditions, including tariffs or trade wars;
•	the interpretation by government entities of tax laws or the implementation of new tax laws;
•	the Corporation potentially being or becoming a passive foreign investment company within the meaning of U.S. federal tax laws;
•	operating in developing economies;
•	epidemics, pandemics or other public health crises, and the spread of other viruses or pathogens, and the potential impact thereof on our business, operations and financial condition;
•	statements with respect to future financial or operating performance of Avino, its subsidiaries and their respective projects, including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the sale of certain of its non-material properties, and statements with respect to the tax regime in Mexico;
•	estimates of our future production, costs and other financial or economic measures; prospective transactions, growth and achievements;
•	statements with respect to the Corporation’s business strategy;
•	our future outlook and the mineral reserves and resource estimates at the Avino property (the “Avino Property”), the La Preciosa property (“La Preciosa Property”), or any other property with respect to which we have or propose to acquire an interest;
•	future planning processes;
•	commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral;
•	production, interpretation of drill results and other technical data;
•	viability of the Corporation’s projects;
•	potential metal recovery rates;
•	the future price of minerals;
•	the estimation of mineral resources, including estimates of mineralization that will be encountered in the future, and projections regarding other matters that are uncertain, such as future costs and commodity prices;
•	the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures;
•	costs and timing of the development of new deposits;
•	costs and timing of future exploration;
•	timing and prospects of obtaining required permits;
•	the acquisition and maintenance of our mining infrastructure;
•	our success being dependent on the efforts of our employees and contractors;
•	government regulation of mining operations, including the Corporation’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Corporation’s intent to comply with future regulatory and compliance matters;
•	future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Corporation;
•	unauthorized mining;
•	the theft of concentrate;
•	requirements for future financing or additional capital;
•	the redemption and/or conversion of the Corporation’s securities;
•	the dilution of our existing securityholders;
•	our dividend policy and future payment of dividends, if any;
•	the effectiveness of internal controls and procedures;

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•	our having had negative cash flow in the past from operating activities;
•	our credit facility or financing agreements, if any;
•	environmental risks, including estimated reclamation and rehabilitation expenses;
•	title, permit or license disputes related to interests on any of the properties in which we hold, or may acquire any interest;
•	limitations of insurance coverage;
•	regulatory matters;
•	assumptions of management;
•	maintaining relations with local communities;
•	maintaining relations with employees;
•	our dependence on our key personnel;
•	conflicts of interest of our directors and officers; and
•	the intended use of proceeds of the Offering described under the heading “Use of Proceeds” herein.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations of such words and phrases), or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved”.

In making the forward-looking statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, the Corporation has applied certain factors and assumptions that it believes are reasonable, including that there is no material deterioration in general business and economic conditions; that there are no adverse changes in relevant laws or regulations; that the supply and demand for, deliveries of, and the level and volatility of prices of metals and minerals develop as expected; that the Corporation receives any regulatory and governmental approvals for its projects on a timely basis; that the Corporation is able to obtain financing on reasonable terms; that the Corporation is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Corporation’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances and that any environmental and other proceedings or disputes are satisfactorily resolved.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Avino and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed or referred to in the heading “Risk Factors” in this Prospectus Supplement, the Prospectus, and in the documents incorporated by reference herein and therein (see “Documents Incorporated by Reference”). Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained or incorporated by reference herein are made as of the date of this Prospectus Supplement, the Prospectus or the date of the document incorporated by reference herein or therein based on the opinions and estimates of management at that time. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective purchasers should not place undue reliance on forward-looking statements.

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Any forward-looking information that is contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein or therein speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking information or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by applicable securities laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the Prospectus. The Corporation has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Corporation is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Unless otherwise stated, the information in this document may only be accurate as of the date on the front cover of this Prospectus Supplement.

All of the forward-looking information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein or therein is expressly qualified by the foregoing cautionary statements. Prospective purchasers should read this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Offered Shares.

Additional information is contained in the Corporation’s filings with Canadian securities regulators, including the 2024 AIF. These filings are available under our issuer profile on SEDAR+ at www.sedarplus.ca. Except as expressly provided herein or deemed to be incorporated by reference under applicable Canadian securities laws (see “Documents Incorporated by Reference”), documents filed on SEDAR+ are not, and should not be considered, part of this Prospectus Supplement or the Prospectus.

CAUTIONARY STATEMENT REGARDING FINANCIAL INFORMATION

We prepare our financial statements, which are incorporated by reference in this Prospectus Supplement, in accordance with IFRS Accounting Standards. In addition to using financial measures prescribed by IFRS Accounting Standards, this Prospectus Supplement, and the documents incorporated by reference into this Prospectus Supplement, include references to non-IFRS Accounting Standards and other financial measures, which the Corporation believes, that together with measures determined in accordance with IFRS Accounting Standards, provide prospective purchasers with an improved ability to evaluate the underlying performance of the Corporation. Non-IFRS Accounting Standards financial measures do not have any standardized meaning prescribed under IFRS Accounting Standards, and therefore they may not be comparable to similar non-IFRS Accounting Standards and other financial performance measures employed by other companies. The documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS Accounting Standards, such as silver equivalent payable ounces, cash cost of silver equivalent payable ounce, all-in sustaining cash cost per silver equivalent payable ounce, EBITDA, adjusted earnings, adjusted earnings per share, and mine operating cash flow before taxes. The data is intended to provide additional information and should not be considered in isolation or as a substitute for financial information or measures of our financial performance prepared in accordance with IFRS Accounting Standards. Reconciliations and descriptions can be found under the heading, “Non-IFRS Accounting Standards Measures” of the 2024 Annual MD&A, filed on SEDAR+ at www.sedarplus.ca and incorporated by reference herein. These non-IFRS Accounting Standards measures should be read in conjunction with the Corporation’s financial statements incorporated by reference herein.

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DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Avino at 570 Granville Street, Suite 900, Vancouver, British Columbia, V6C 3P1, telephone: (604) 682-3701, and are also available electronically on SEDAR+ at www.sedarplus.ca and www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, the following documents of the Corporation filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, except for Quebec, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	our annual information form dated March 11, 2025 for the financial year ended December 31, 2024 (the “2024 AIF”);

(b)

our technical report entitled “Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico” with an effective date of February 5, 2024 prepared by Tetra Tech Canada Inc. and Red Pennant Communications Corp. (the “Avino Report”), filed on March 14, 2024;

(c)	the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2024 and 2023, together with the auditor’s report thereon and notes thereto;

(d)	the management’s discussion and analyses for the years ended December 31, 2024 and 2023 (the “2024 Annual MD&A”);

(e)	the unaudited condensed consolidated interim financial statements of the Corporation for the three months ended March 31, 2025 and 2024, together with the notes thereto;

(f)	discussion and analysis of the Corporation for the three months ended March 31, 2025 (the “2025 Q1 MD&A”);

(g)

the management information circular of the Corporation dated April 22, 2025 (the “Circular”) prepared in connection with the annual general meeting of shareholders of the Corporation held on May 27, 2025, filed April 30, 2025; and

(h)	the Sales Agreement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Corporation pursuant to the U.S. Exchange Act after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, the Corporation may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

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A reference herein to this Prospectus Supplement also means any and all documents incorporated by reference in this Prospectus Supplement. Any document of the type referred to above (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required, and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

MARKETING MATERIALS

The marketing materials for the Offering (the “Marketing Materials”) do not form part of this Prospectus Supplement and the Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment. Any “template version” of “marketing materials” (each as defined in National Instrument 41‑101 – General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces and territories of Canada (except Quebec) in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference herein.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) the consent of Deloitte LLP; (iii) the consent of each “qualified person” for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43‑101”) listed on the Exhibit Index of the Registration Statement; and (iv) the Sales Agreement.

FINANCIAL AND EXCHANGE RATE INFORMATION

The annual consolidated financial statements of the Corporation incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS Accounting Standards and are reported in United States dollars. These financial statements may not be comparable to financial statements of United States companies. See “Cautionary Statement Regarding Financial Information”.

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The following table sets forth the U.S. dollar exchange rate, our principal reporting currency, for the Canadian dollar, including the high and low exchange rates during each period and the average of the exchange rate for such periods. These rates are expressed as Canadian dollars per US$1.00:

	Years ended December 31,
	2024	2023
Canadian dollar (C$)(1)
Average	1.3698	1.3495
High	1.4416	1.3875
Low	1.3316	1.3215

(1) Information on US$ to C$ exchange rates obtained from the Bank of Canada.

On June 12, 2025, the exchange rate as quoted by the Bank of Canada was US$1.00 = C$1.3612. The Canadian/U.S. dollar exchange rate has varied significantly over the last year and prospective purchasers are cautioned that the exchange rates presented here are historical and are not indicative of future exchange rates.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Corporation, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Corporation and this Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the Prospectus, including the information incorporated by reference in this Prospectus Supplement and the Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the Prospectus, as applicable.

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THE OFFERING

Offered Shares	Offered Shares having an aggregate sales amount of up to US$40,000,000.
Plan of Distribution

Sales of Offered Shares, if any, under this Prospectus Supplement and the Prospectus may be made in transactions that are deemed to be ATM Distributions, including sales made directly on the NYSE American or other existing trading market for the Common Shares in the United States. The Offered Shares will be distributed at market prices prevailing at the time of sale of such Offered Shares. See “Plan of Distribution”.

Use of Proceeds

The principal business objectives that the Corporation expects to accomplish using the net proceeds from the Offering, together with the Corporation’s current cash resources, are to advance the exploration and development of the Corporation’s Avino Property and La Preciosa Property (as defined below under the heading “Business of the Corporation – Summary Description of Business”), the evaluation and acquisition of prospective mineral resource properties, and for general working capital. See “Use of Proceeds”.

Risk Factors

See “Risk Factors” in this Prospectus Supplement, the Prospectus and the risk factors discussed or referred to in the documents incorporated by reference herein or therein, for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax Considerations

Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the Prospectus may not describe these consequences fully for all prospective purchasers. Prospective purchasers should read the tax discussion in this Prospectus Supplement and the Prospectus and consult with their tax advisor. See “Certain United States Federal Income Tax Considerations”.

Listing Symbol	The Common Shares are listed for trading on the TSX and NYSE American under the symbol “ASM”, and is quoted on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

BUSINESS OF THE CORPORATION

Summary Description of Business

The Corporation is a natural resource company, primarily engaged in the extracting and processing of gold, silver, and copper and the acquisition and exploration of natural resource properties. The Corporation’s principal business activities have been the exploration for and extracting and processing of silver, gold and copper at a mineral property located in the State of Durango, Mexico (known as the “Avino Property”), located near the town of Durango, comprising the “San Gonzalo Mine”, which ceased operations during 2019, and the “Avino Mine”, which is currently operating and in production.

The Corporation also owns the La Preciosa property located in Durango, Mexico, within the municipalities of Panuco de Coronado and Canatlan (the “La Preciosa Property”), consisting of 15 exploration concessions totalling 6,011 hectares. The La Preciosa Property was acquired from Coeur Mining Inc. on March 21, 2022. The Corporation also owns certain mineral exploration properties in Mexico known as the “Ana Maria Property” and “El Laberinto Property”, which have been optioned to Silver Wolf Exploration Ltd. (TSX-V: SWLF) (OTCQB: SWLFF) (“Silver Wolf”) pursuant to an option agreement dated August 12, 2020 between the Corporation and Silver Wolf. The Corporation’s other Canadian properties, which are not material to Avino’s financial position or operations, have been optioned to Endurance Gold Corp. (TSX-V:EDG) (“Endurance Gold”) pursuant to an option agreement dated May 2, 2022 between the Corporation and Endurance Gold, or have been sold in recent years.

Further information regarding the business of the Corporation, its operations and its material properties can be found in the 2024 AIF and the Avino Report, and the other materials incorporated by reference into this Prospectus Supplement and the Prospectus. See “Documents Incorporated by Reference”.

The Corporation is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador, is also a foreign private issuer with the SEC, has its Common Shares listed on the TSX and on the NYSE American under the symbol “ASM”, and is quoted on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

S-9

Recent Developments

On May 27, 2025, the Corporation reported the voting results for its annual general meeting of shareholders held on May 27, 2025 in Vancouver, British Columbia. All resolutions proposed to shareholders were duly passed in accordance with recommendations of the Corporation’s management. The shareholders approved resolutions to set the number of directors at five (5) and appointment of  Deloitte LLP, as auditor for the Corporation for the ensuing year and set remuneration.  David Wolfin, Ronald Andrews, Peter Bojtos, and Carolina Ordoñez were re-elected as members to the Corporation’s board of directors (the “Board”). Michael Clark was elected to the Board. In addition, the Board appointed Mr. Andrews as Chairman of the Board.

CONSOLIDATED CAPITALIZATION

Since March 31, 2025, the date of our most recently published financial statements, there have been no material changes in our share or loan capitalization on a consolidated basis, which have not been described in the Prospectus and the documents incorporated by reference herein and therein.

Assuming all the Offered Shares are sold, total equity capitalization will increase by approximately US$38,550,000, being the aggregate proceeds of US$40,000,000, less commissions of up to US$1,200,000 and estimated total Offering expenses (US$250,000). The number of Offered Shares issued will depend upon the at-the-market prices at which they are sold under an ATM Distribution.

USE OF PROCEEDS

The net proceeds of the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an ATM Distribution will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Sales Agreement and the expenses of the distribution. The gross proceeds of the Offering will be up to US$40,000,000. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount, or none at all.

The Company intends to use the net proceeds from the Offering, together with the Corporation’s current cash resources, subsequent net income and the net proceeds of future financings, if any, primarily for general working capital requirements and corporate purposes, including without limitation, the following anticipated purposes:

•

to fund the further development and exploration of the Avino Property and La Preciosa Property in Mexico, including but not limited to, the potential funding, partial or in full, of the Oxide Tailings Project described in detail in the Avino Report, which is expected to have an initial capital cost of $49.1 million, as well as additional capital budget items disclosed by the Company from time to time;

•	the fund, or partially fund, the evaluation of potential advanced exploration and development stage mineral properties for acquisition;

•	to fund, or partially fund, the potential acquisition of other advanced exploration and development stage mineral properties; and

•	to fund, or partially fund, continued exploration on the Corporation’s other existing mineral properties.

S-10

As at the date of this Prospectus Supplement, the Corporation has not identified any specific exploration or acquisition opportunities.

The Corporation’s actual use of the net proceeds may vary depending on the Corporation’s operating and capital needs from time to time and, as such, there may be circumstances where, for sound business reasons, a reallocation of the use of proceeds is necessary. Any such reallocations will be determined at the discretion of the Corporation’s management and there can be no assurance as of the date of this Prospectus Supplement as to how those funds may be reallocated. See “Risk Factors”.

Business Objectives

The principal business objectives that the Corporation expects to accomplish using the net proceeds from the Offering, together with the Corporation’s current cash resources, are to develop and/or improve the Avino Mine and the La Preciosa Property. The Corporation’s mission is to create shareholder value through profitable organic growth at the Avino Property, the further development of the La Preciosa Property, and the strategic acquisition and advancement of mineral exploration and mining properties.

In the near term, the Corporation will focus on the following key business objectives:

(a)	to maintain and improve profitable mining operations while managing operating costs and achieving efficiencies at the Avino Mine;

(b)	to continue mine expansion drilling and explore regional targets on the Avino Property;

(c)	to fund the exploration and development of the La Preciosa Property; and

(d)	to fund the evaluation and potential acquisition of other advanced exploration and development stage mineral properties

DIVIDEND POLICY

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Corporation’s board of directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

DESCRIPTION OF COMMON SHARES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, 145,219,569 Common Shares were issued and outstanding as fully paid and non-assessable shares. In addition, as of the date of this Prospectus Supplement, there were: 8,845,000 Common Shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of C$1.44; and 3,336,715 Common Shares issuable upon the conversion of outstanding RSUs (as defined below under the heading “Prior Sales – Restricted Share Units”). See “Description of Share Capital – Common Shares” in the Prospectus for a detailed description of the attributes of the Common Shares.

S-11

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12-month period prior to the date of this Prospectus Supplement:

Month Issued	Number of Securities	Security	Price per Security ($)(1)(2)(3)
June 2024	7,500 (1) 126,800 (1) 25,000 (3)	Common Shares Common Shares Common Shares	1.0800 1.0591 0.78
July 2024	80,000 (1) 15,000 (1) 10,000 (3) 18,750 (3) 48,000 (3) 15,000 (3) 30,000 (3) 25,000 (3)	Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares	1.1118 1.1100 0.78 0.78 0.79 0.78 0.78 1.12
August 2024	34,300 (1) 2,047(1) 1,100 (1)	Common Shares Common Shares Common Shares	1.0824 1.0800 1.05
September 2024	5,900 (1) 100,000 (1) 14,490 (1) 5,000 (3) 20,000 (3) 37,500 (3) 20,000 (3) 15,000 (3) 18,750 (3) 25,000 (3) 30,000 (3) 25,000 (3) 45,000 (3) 10,000 (3) 10,000 (3) 20,000 (3) 30,000 (3)

 Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

1.2104 1.1943 1.2076 0.78 1.12 0.78 1.12 0.78 0.78 1.12 1.20 0.78 0.78 0.78 1.12 1.12 1.20

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Month Issued	Number of Securities	Security	Price per Security ($)(1)(2)(3)
October 2024

17,000 (1)

98,500 (1)

137,000 (1)

102,000 (1)

32,200 (1)

51,100 (1)

310,100 (1)

185,000 (1)

111,000 (1)

50,000 (1)

176,000 (1)

70,000 (1)

657,600 (1)

868,000 (1)

605,000 (1)

413,000 (1)

192,000 (1)

36,000 (1)

58,000 (1)

118,600 (1)

37,500 (3)

40,000 (3)

25,000 (3)

25,000 (3)

100,000 (3)

100,000 (3)

50,000 (3)

62,500 (3)

50,000 (3)

45,000 (3)

55,000 (3)

30,000 (3)

62,500 (3)

20,000 (3)

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

1.1206

1.1075

1.1517

1.1434

1.1093

1.1126

1.1758

1.2152

1.2115

1.2203

1.2606

1.2537

1.3444

1.4436

1.4663

1.4967

1.4793

1.4907

1.4539

1.4564

0.78

1.20

1.12

1.12

1.20

1.12

0.78

1.12

1.64

1.20

1.20

1.20

1.12

1.20

November 2024	25,000 (3)	Common Shares	1.12
December 2024	10,000 (3) 2,500 (3)	Common Shares Common Shares	1.12 0.78
January 2025	10,000 (3) 25,000 (3) 18,750 (3)	Common Shares Common Shares Common Shares	0.78 0.78 0.78

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Month Issued	Number of Securities	Security	Price per Security ($)(1)(2)(3)
February 2025	30,000 (3) 100,000 (3) 50,000 (3) 10,000 (3) 25,000 (3) 50,000 (3) 15,000 (3) 37,500 (3)	Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares	1.64 1.64 1.64 1.20 1.64 1.64 0.78 0.78
March 2025	10,000 (3) 25,000 (3) 50,000 (3) 50,000 (3) 20,000 (3) 17,331 (3) 50,000 (3) 25,000 (3) 100,000 (3) 50,000 (3) 25,000 (3) 1,300 (1) 334,989 (2)	Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares	1.20 1.64 1.64 1.20 1.64 1.64 1.64 0.92 1.64 1.64 0.78 2.00 2.63
April 2025	368,366 (2) 225,000 (2) 379,941 (2) 10,200 (1) 224,454 (1) 15,100 (1) 47,500 (3) 492,300 (1) 27,600 (1) 61,346 (1) 169,000 (1) 486,200 (1) 50,800 (1) 463,000 (1) 50,000 (3)

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

2.65 2.52 2.52 2.02 2.00 2.02 0.96 2.04 2.02 2.06 2.01 2.16 2.14 2.17 0.95
May 2025	18,750 (3) 132,000 (3) 162,500 (3) 50,000 (3) 10,000 (3) 30,000 (3)	Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares	0.78 0.78 1.64 1.64 1.64 1.20
June 2025	50,000 (3)	Common Shares	1.64

(1)	Issued pursuant to an ATM Distribution in the U.S. and are quoted in US dollars.
(2)	Issued pursuant to the vesting of RSUs and are quoted in Canadian dollars.
(3)	Issued pursuant to the exercise of incentive stock options and are quoted in Canadian dollars.

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Warrants

The Corporation has not issued any Common Share purchase warrants during the 12-month period prior to the date of this Prospectus Supplement.

Stock Options

The Corporation has in effect a stock option plan (the “2024 Stock Option Plan”), further details of which is provided in the Circular. The following table summarizes details of the stock options granted by the Corporation under the 2024 Stock Option Plan during the 12-month period prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security (C$)
April 9, 2025(1)	2,397,000	Stock Options	2.11
May 28, 2025(2)	150,000	Stock Options	4.38

(1)	Each option is exercisable for one Common Share until April 9, 2030.
(2)	Each option is exercisable for one Common Share until May 28, 2030.

Restricted Share Units (“RSUs”)

The Corporation has in effect an RSU plan (the “2018 RSU Plan”), further details of which is provided in the Circular. The following table summarizes details of the RSUs granted by the Corporation under the 2018 RSU Plan during the 12-month period prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security (C$)
April 9, 2025(1)	1,476,000	RSUs	N/A
May 28, 2025(1)	71,715	RSUs	N/A

(1) Each RSU is exercisable for one Common Share, subject to vesting conditions. RSUs granted above will vest at the rate of 1/3 annually for a period of three years from the grant date, until fully vested.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX under the symbol “ASM”. On June 12, 2025, the last completed trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$5.04.

S-15

The following table sets out the monthly price ranges and trading volumes of the Common Shares on the TSX for the 12-month period prior to the date of this Prospectus Supplement, all as reported by the TSX:

TSX (C$)
Last Twelve Months	Volume	High	Low
June 1-12, 2025	5,510,027	5.09	4.42
May 2025	10,186,838	4.30	2.89
April 2025	11,768,843	3.08	1.95
March, 2025	8,239,641	2.86	1.71
February 2025	3,664,926	2.15	1.66
January 2025	2,405,437	1.87	1.27
December 2024	2,197,363	1.67	1.23
November 2024	2,731,105	1.83	1.45
October 2024	2,571,454	2.15	1.45
September 2024	1,959,862	1.66	1.23
August 2024	1,495,772	1.48	1.16
July 2024	1,604,386	1.54	1.19
June 2024	1,260,017	1.48	1.18

The following table sets out the monthly price ranges and trading volumes of the Common Shares on the NYSE American for the 12-month period prior to the date of this Prospectus Supplement, all as reported by the NYSE American:

NYSE AMERICAN (US$)
Last Twelve Months	Volume	High	Low
June 1-12, 2025	57,978,207	3.74	3.23
May 2025	92,653,531	3.12	2.09
April 2025	79,131,361	2.22	1.37
March, 2025	68,283,485	2.00	1.17
February 2025	33,762,303	1.53	1.15
January 2025	26,173,566	1.29	0.88
December 2024	26,391,013	1.20	0.85
November 2024	49,175,267	1.32	1.02
October 2024	41,060,836	1.56	1.09
September 2024	21,699,171	1.24	0.90
August 2024	25,356,591	1.08	0.83
July 2024	19,265,894	1.13	0.88
June 2024	18,044,265	1.08	0.86

PLAN OF DISTRIBUTION

The Corporation entered into the Sales Agreement with the Agents under which it may issue and sell from time to time Offered Shares through the Agents. Pursuant to this Prospectus Supplement, the Company may sell Offered Shares having an aggregate sales amount of up to US$40,000,000. Sales of Offered Shares, if any, will be made in transactions that are deemed to be ATM Distributions as defined in NI 44-102, including sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada through the TSX or any other trading market in Canada. If expressly authorized by the Corporation, the Agents may also sell Offered Shares in negotiated transactions approved by the Corporation at market prices prevailing at the time of the sale or at prices related to such prevailing market prices and/or any other method permitted by law, subject to prior written consent of the TSX and NYSE American.

S-16

The Agents will offer the Offered Shares subject to the terms and conditions of the Sales Agreement on a daily basis or as otherwise agreed upon by the Corporation and the Agents. Avino will designate the maximum amount of Offered Shares to be sold pursuant to any single placement instruction to the Agents. Subject to the terms and conditions of the Sales Agreement, the Agents will use their commercially reasonable efforts to sell on the Corporation’s behalf, all of the Offered Shares requested to be sold by the Corporation. The Corporation may instruct the Agents not to sell the Offered Shares if the sales cannot be effected at or above the price designated by the Corporation in any such instruction.

Either the Corporation or the Agents may suspend the Offering of the Offered Shares being made through the Agents under the Sales Agreement upon proper notice to the other party. The Corporation and the Agents each have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in each party’s sole discretion at any time.

Avino will pay the Agents compensation, or allow a discount, for their services in acting as agents or in the sale of the Offered Shares pursuant to the terms of the Sales Agreement up to 3.0% of the gross sales price per Offered Share sold. Avino has also agreed to reimburse the Agents for certain specified expenses, including the fees and disbursements of their legal counsel, in an amount not to exceed US$100,000, and certain other ongoing expenses. The remaining sales proceeds, after deducting any expenses payable by the Corporation and any transaction, listing or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation for the sale of such Offered Shares.

The Agents will provide written confirmation to the Corporation following the close of trading on the NYSE American on each day in which Offered Shares are sold through them as agents under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the volume-weighted average price of the Offered Shares sold on the NYSE American, the percentage of daily trading volume and net proceeds to the Corporation.

Settlement for the sales of the Offered Shares will occur, unless the parties otherwise agree on the first trading day following the date on which any sales were made in return for payment of the net proceeds to the Corporation. There is no agreement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company in the United States, or by such other means as the Corporation and the Agents may agree upon. Under applicable Canadian securities laws, the requirement to send or deliver a prospectus does not apply in connection with a distribution of a security under this Prospectus Supplement.

The Corporation will issue and file a press release; (i) announcing that the Corporation has entered into the Sales Agreement; (ii) indicating that this Prospectus Supplement has been or will be filed in connection with an ATM Distribution; and (iii) specifying where and how a purchaser of a security under the ATM Distribution may obtain a copy of the Sales Agreement and this Prospectus Supplement.

It is expected that the completion of the Offering through the facilities of the NYSE American will constitute a material fact or material change in the affairs of the Corporation.

The Agents are not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell the Offered Shares in the United States, and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Subject to applicable laws, the Agents may offer the Offered Shares outside of Canada and the United States.

S-17

In connection with the sales of the Offered Shares on the Corporation’s behalf, each of the Agents will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation paid to the Agents will be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Sales Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. In addition, the Corporation has agreed, under certain circumstances, to reimburse the reasonable fees and disbursements of the Agent’s legal counsel and the Agent’s other advisors in connection with this Offering. The expenses of the Offering, excluding commissions payable to the Agents under the Sales Agreement, are estimated to be approximately US$250,000.

The Agents will not engage in any transactions that stabilize the price of our Common Shares. No underwriter of the ATM Distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the ATM Distribution, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The Offering pursuant to the Sales Agreement will terminate as permitted therein.

This Prospectus Supplement and the Prospectus may be made available in electronic format on the websites maintained by the Agents or their U.S. affiliates participating in the Offering. The Agents may agree to allocate a number of the Offered Shares to its U.S. affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the Agents and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the Prospectus Supplement and Prospectus in electronic format, the information on these websites is not part of this Prospectus Supplement or the Registration Statement, has not been approved or endorsed by the Corporation or the Agents in their capacity as agents, and should not be relied upon by prospective purchasers.

Certain of the Agents and their affiliates have provided in the past to the Corporation and its affiliates, and may provide from time to time in the future, various investment banking, commercial banking, financial advisory and other financial services for the Corporation and its affiliates, for which services they have received, and may continue to receive in the future, customary fees and commissions. To the extent required by Regulation M, the Agents will not engage in any market making activities involving the Common Shares, while the Offering is ongoing under this Prospectus Supplement. However, from time to time, the Agents and their U.S. affiliates may have effected transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Corporation’s equity securities, and may do so in the future.

The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Corporation fulfilling all of the listing requirements of the TSX and adhering to certain dilution limitations. The Offered Shares will be listed on the NYSE American prior to any sales.

S-18

RISK FACTORS

An investment in the Offered Shares should be considered highly speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Corporation, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out in this Prospectus Supplement, the Prospectus and the documents incorporated, or deemed to be incorporated, by reference herein and therein, and in particular, the risk factors set forth in this Prospectus Supplement and under the heading “Risk Factors” in the Prospectus and the Corporation’s most recent annual information form, are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Before deciding whether to invest in any Offered Shares, prospective purchasers should consider carefully the risks discussed below, the risks incorporated by reference in the Prospectus and this Prospectus Supplement (including subsequently filed documents incorporated by reference).

The price of the Common Shares in public markets may experience significant fluctuations and purchasers may not be able to sell the Common Shares at or above the offering price.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including but not limited to the following:

(a)	actual or anticipated fluctuations in our quarterly results of operations;

(b)	actual or anticipated fluctuations to the capital requirements of our properties;

(c)	changes in estimates of our future results of operations by us;

(d)	changes in forecasts, estimates or recommendations of securities research analysts regarding our future results of operations or financial performance;

(e)	changes in the economic, operating, performance or market valuations of other companies in the industry in which we operate or of other companies that purchasers deem comparable to us;

(f)

failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow it, or our failure to meet these estimates or the expectations of purchasers;

(g)	completion, release or expiration of vesting conditions or other lock-up or other transfer restrictions on outstanding Common Shares or securities issuable upon exchange of options or RSUs;

(h)	price and volume fluctuations in the trading of the Common Shares and in the overall stock market, including as a result of trends in the economy as a whole;

(i)	changes in general political, geopolitical, economic, industry and market conditions and trends;

(j)	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

(k)	new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry;

(l)	lawsuits threatened or filed against us for claims relating to intellectual property, employment issues, or otherwise;

S-19

(m)	sales or perceived intent to sell Common Shares by our insiders or the issuance of additional Common Shares by us;

(n)	the size of the public float of the Common Shares;

(o)	changes in the Board, our management or other key personnel;

(p)	short sales, hedging, and other derivative transactions involving the Common Shares; and

(q)	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets often demonstrate significant price and volume fluctuations that may particularly affect the market prices of equity securities of public entities unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of the Common Shares may decline even if our business, financial condition and results of operations or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our business, financial condition and results of operations could be materially adversely impacted and the trading price of the Common Shares could also be materially adversely affected.

There can be no assurance that there will be sufficient liquidity for the Common Shares.

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, precious metals prices, prevailing interest rates and the markets for similar securities, general economic conditions and the Corporation's financial condition, historic financial performance and future prospects.

If the Offered Shares are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market and other factors including general economic conditions and the Corporation's financial condition. There can be no assurance as to the liquidity of the trading market for the Common Shares.

There can be no assurance that the forward-looking statements included or incorporated by reference in this Prospectus Supplement will prove to be correct.

The forward-looking statements relating to, among other things, our future results, performance, achievements, prospects or opportunities included or incorporated by reference in this Prospectus Supplement, are based on our opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. Our actual results in the future may vary significantly from historical and estimated results and those variations may be material. There is no representation by us that actual results achieved by us in the future will be the same, in whole or in part, as those included or incorporated by reference in this Prospectus Supplement. See “Cautionary Statement Regarding Forward-Looking Information”.

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Our issuance of additional Common Shares in connection with financings, acquisitions, investments, equity incentive plans, or otherwise will dilute all other shareholders.

We may raise additional funds in the future by issuing equity securities, including Common Shares and other securities convertible, exercisable or exchangeable into equity securities, including Common Shares. Holders of Common Shares will have no pre-emptive rights in connection with such further issues. The Board has the discretion to determine if an issuance of Common Shares or other equity securities is warranted, the price at which such issuance is effected and the other terms of issuing Common Shares. In addition, we may issue additional Common Shares in connection with the exercise of options. Any such issuances of additional Common Shares may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Common Shares to decline.

Future sales of a substantial amount of Common Shares may depress the market price of the Common Shares.

If our shareholders sell substantial amounts of Common Shares in the public market, the market price of the Common Shares could decline, as a result of these sales, or create the market perception that the holders of a large number of Common Shares intend to sell their position. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of the Common Shares. These sales may also impede our ability to sell our equity or equity-related securities in the future at a time and price that we deem appropriate and might cause remaining shareholders to lose all or part of their investments.

The Corporation has broad discretion in the use of the net proceeds from the Offering and may use them in ways other than as described herein.

Management of the Corporation will have broad discretion with respect to the application of net proceeds received by the Corporation under the Offering, if any, and may spend such proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation’s business or cause the price of the securities of the Corporation issued and outstanding from time to time to decline. Because of the number and variability of factors that will determine the Corporation's use of such proceeds, if any, the Corporation's ultimate use might vary substantially from its planned use.

Public shareholders have limited control over our operations.

Public shareholders have limited control over changes in our policies and operations, which increases the uncertainty and risks of an investment in us. The Board determines major policies, including policies regarding financing, growth, debt capitalization and any future dividends to shareholders. Generally, the Board may amend or revise these and other policies without a vote of the shareholders. Shareholders only have a right to vote, as a class, in the circumstances required by the Business Corporations Act (British Columbia) or the rules and policies of the TSX and NYSE American. The Board’s broad discretion in setting policies and the limited ability of shareholders to exert control over those policies increases the uncertainty and risks of an investment in us.

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If securities or industry analysts cease to publish research or publish inaccurate or unfavourable research about us or our business, the trading price and volume of the Common Shares could decline.

The trading market for the Common Shares relies in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrade their evaluations of the Common Shares or the value thereof, or publish inaccurate or unfavourable reports about our business, the trading price of the Common Shares may decline. Similarly, the trading price of the Common Shares may decline if our actual results of operations do not match analysts’ projections. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the market for the Common Shares, which could cause the trading price and volume of the Common Shares to decline.

Purchasers may lose their entire investment.

An investment in the Offered Shares is speculative and may result in the loss of a purchaser’s entire investment. Only prospective purchasers who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

There is no certainty regarding the net proceeds to the Corporation

There is no certainty that US$40,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all. See “Plan of Distribution”

The Corporation has not paid dividends and may not pay dividends in the foreseeable future.

Payment of dividends on the Corporation’s Common Shares is within the discretion of the Board of the Corporation and will depend upon the Corporation’s future earnings, if any, its capital requirements and financial condition, and other relevant factors.  The Corporation anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.

Limitations on the enforcement of civil judgments.

A substantial portion of the assets of the Corporation are located outside of Canada. As a result, it may not be possible for purchasers of the securities of Corporation to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

It may also be difficult to bring and enforce suits against us in the United States, because we exist under the laws of British Columbia, our head office is located in the Province of British Columbia, Canada, and most of our assets are located outside the United States.

It may be difficult for purchasers to effect service of process on us or our directors or officers or to realize in the United States upon judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws. In addition, our U.S. shareholders should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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AGENT FOR SERVICE OF PROCESS IN CANADA

Ron Andrews, a director of the Corporation, and Peter Bojtos, a director of the Corporation, each reside outside of Canada and have appointed the following as agent for service of process in Canada:

Name of Person/Entity	Name and Address of Agent
Ron Andrews and Peter Bojtos	Avino Silver & Gold Mines Ltd. 570 Granville Street, Suite 900 Vancouver, British Columbia Canada, V6C 3P1

Prospective purchasers are advised that it may not be possible for purchasers to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition of Common Shares pursuant to the Offering, and the ownership and disposition of the Offered Shares. This summary applies only to U.S. Holders who hold Offered Shares as capital assets (generally, property held for investment) and who acquire Offered Shares at their original issuance pursuant to the Offering and does not apply to any subsequent U.S. Holder of a Common Share.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address any U.S. federal alternative minimum, U.S. federal estate and gift,  U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership, or disposition of Offered Shares, or the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”). Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership, or disposition of Offered Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

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Scope of This Disclosure

Authorities

This summary is based on the Code, regulations promulgated by the Department of the Treasury (whether final, temporary, or proposed) (the “Treasury Regulations”), and published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), in each case, in effect as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner possibly with retroactive effect at any time.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Prospectus Supplement that is:

(a)	An individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

(b)

A corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

(c)	An estate if the income of such estate is subject to U.S. federal income taxation regardless of the source of such income; or

(d)

A trust that if (i) the trust has validly elected under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Shares that is neither a U.S. Holder nor a partnership (or other “pass-through” entity). This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders relating to the acquisition, ownership, and disposition of Offered Shares.

Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of the Canada-U.S. Tax Convention or any other tax treaties) relating to the acquisition, ownership, and disposition of  Offered Shares.

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U.S. Holders subject to special U.S. federal income tax rules not addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, without limitation: (a) U.S. Holders that are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; or that are broker dealers, dealers, or traders in securities or currencies that elect to apply a mark to market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (e) U.S. Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold Offered Shares other than as a capital asset (generally property held for investment purposes within the meaning of Section 1221 of the Code); (g) U.S. Holders that are partnerships or other flow-through entities, or investors therein; (h) U.S. Holders that are subject to taxing jurisdictions other than, or in addition to, the United States; or (i) U.S. Holders that own, directly or indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Corporation. The summary below also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are U.S. expatriates or former long term residents of the U.S. subject to Section 877 or 877A of the Code. U.S. Holders and others that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of the Offered Shares.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds Offered Shares, the tax treatment of a partner in the partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal tax purposes) that are beneficial owners of Offered Shares should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares

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Distributions on Offered Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax‑free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as a gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Corporation might not determine its current and accumulated earnings and profits in accordance with U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution by the Corporation with respect to its Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations.

Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada‑U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non‑corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long‑term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation is not classified as a PFIC in the tax year of distribution or in the preceding tax year. If the Corporation is not a PFIC, dividends paid to a U.S. Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates. Canadian income tax withheld from any such distribution may be eligible for a foreign tax credit; see a more detail discussion at “Foreign Tax Credit” below. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or other taxable disposition of Offered Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Offered Shares sold or otherwise disposed of. Such capital gain or loss will generally be a long term capital gain or loss if the Offered Shares have been held for more than one year, and will be a short term gain or loss if the holding period is equal to or less than one year. Such gain generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source” (see a more detailed discussion at “Foreign Tax Credit” below). Long term capital gains of certain non-corporate U.S. Holders. taxpayers are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations.

PFIC status of the Corporation

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions and the excess gains over losses from the disposition of certain assets which produce passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated, for the purposes of the income test and asset test, as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Although the Corporation is producing revenue from its mining operations, the Corporation has not conducted a formal analysis of whether or not it will be deemed a PFIC for the tax year ended December 31, 2024, and does not plan to make such a determination for subsequent years. If the Corporation is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Offered Shares will be different. The U.S. federal income tax consequences of acquiring, owning and disposing of Offered Shares if the Corporation is or becomes a PFIC are described below under the heading “Tax Consequences if the Corporation is a PFIC”.

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Under certain attribution and indirect ownership rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation's direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Corporation’s Offered Shares are made.

Tax consequences if the Corporation is a PFIC

If the Corporation is a PFIC for any tax year during which a U.S. Holder holds Offered Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such Offered Shares. If the Corporation is a PFIC for any tax year during which a U.S. Holder owns Offered Shares, the Corporation will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Corporation meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes either (i) makes a Mark-to-Market Election or QEF Election, each as described below, for every year such U.S. Holder holds such Offered Shares, or (ii) a “deemed sale” election with respect to the Offered Shares. If the election is made, the U.S. Holder will be deemed to sell the Offered Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Offered Shares would not be treated as shares of a PFIC unless the Corporation subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

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Under the default PFIC rules:

(a)

Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years, or the U.S. Holder’s holding period for the Offered Shares) received on Offered Shares or with respect to the stock of a Subsidiary PFIC will be allocated rateably to each day of such U.S. Holder’s holding period for the Offered Shares;

(b)	The amount allocated to the current tax year and any year prior to the first year in which the Corporation was a PFIC will be taxed as ordinary income in the current year;

(c)

The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

(d)	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Corporation as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to Offered Shares.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Corporation’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Corporation. If the Corporation is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the Offered Shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Offered Shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of Offered Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Corporation and if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Corporation setting forth the ordinary earnings and net capital gains for the year, and the Corporation may not provide this statement, in which case a QEF Election cannot be made. U.S. Holders should be aware that there can be no assurance that the Corporation has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Corporation has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Corporation is a PFIC for any tax year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Corporation was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Corporation and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC, which is stock that is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the Offered Shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its Offered Shares. However, there is no assurance that the Offered Shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to Offered Shares generally will be required to recognize as ordinary income in each tax year in which the Corporation is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the Offered Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the Offered Shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its Offered Shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the Offered Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Offered Shares.

Foreign tax credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally, may elect to deduct or credit such tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

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Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Offered Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of foreign currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Offered Shares, or on the sale or other taxable disposition of Offered Shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information reporting and backup withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. tax return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

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Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Offered Shares, and (b) proceeds arising from the sale or other taxable disposition of Offered Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. U.S. Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

Medicare Tax

A U.S. Holder that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax is subject to a 3.8% tax on net investment income at certain income levels. In the case of an individual, the tax will be imposed on the lesser of (1) the individual’s “net investment income” for the relevant taxable year and (2) the excess of the individual’s modified adjusted gross income for the taxable year over US$250,000 (in the case of a taxpayer filing a joint return or a surviving spouse), US$125,000 (in the case of a married taxpayer filing a separate return) or US$200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) the entity’s “undistributed net investment income” for the taxable year and (2) the excess (if any) of the entity’s “adjusted gross income” over the dollar amount at which the highest tax bracket begins for such entity. Such a U.S. Holder’s net investment income will include its gross dividend income and its net gains from the disposition of Offered Shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Offered Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF THE OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY INFORMATIONAL REPORTING REQUIREMENTS AND THE IMPACT OF ANY POTENTIAL CHANGE IN LAW.

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INTEREST OF EXPERTS

Michael F. O’Brien, P. Geo., M.Sc. Pr.Sci.Nat., FAusIMM, FSAIMM, of Red Pennant Communications Corp., and Hassan Ghaffari, P. Eng., M.A.Sc., and Jianhui (John) Huang, Ph.D., P. Eng., both of Tetra Tech Canada Inc., are “qualified persons” as defined by NI 43-101, and they prepared the Avino Report, which is incorporated by reference  herein. Neither of Messrs. O’Brien, Ghaffari, nor Huang is a shareholder of the Corporation.

Peter Latta, P. Eng., MBA, Vice President, Technical Services of the Corporation, who is a non-independent “qualified person” for the purposes of NI 43-101, is responsible for reviewing and approving certain information of a scientific or technical nature contained in the Prospectus and in the 2024 AIF, the 2024 Annual MD&A and the 2025 Q1 MD&A which is incorporated by reference in this Prospectus Supplement. As at the date hereof, Mr. Latta is the registered or beneficial owner of 251,900 Common Shares, 450,000 stock options exercisable to acquire 450,000 Common Shares and 216,000 RSUs to acquire 216,000 Common Shares.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering will be passed upon by Cozen O’Connor LLP, on behalf of the Corporation. As at the date hereof, the shareholders and associates of Cozen O’Connor LLP as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

Certain U.S. legal matters relating to the Offering will be passed upon by Lewis Brisbois Bisgaard & Smith LLP, on behalf of the Corporation. As at the date hereof, the shareholders and associates of Lewis Brisbois Bisgaard & Smith LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

As at the date hereof, no partner or associate, as applicable, of the aforementioned companies and limited liability partnerships or persons indicated above are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte LLP, Vancouver, British Columbia, Canada is the auditor of the Corporation and is independent of the Corporation within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent of the Corporation is Computershare Trust Corporation of Canada Inc., Vancouver, British Columbia, Canada.

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ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Corporation is a corporation existing under the Business Corporations Act (British Columbia) and its principal place of business is outside the United States. Most of the Corporation’s directors and officers, and some or all of the experts named under “Interests of Experts” , are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Corporation’s assets, are located outside the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Prospective purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Offered Shares under this Prospectus Supplement.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to the securities purchased by a purchaser are not sent or delivered to the purchaser. This right may be exercised within two business days after receipt or deemed receipt of the prospectus or prospectus supplement relating to the securities purchased by a purchaser and any amendment thereto. However, purchasers of Offered Shares distributed under an ATM Distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus Supplement (including a pricing supplement), and any amendment relating to Offered Shares purchased by such purchaser because the Prospectus, Prospectus Supplement (including a pricing supplement), and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered to such purchaser, as permitted under Part 9 of NI 44-102.

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In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or prospectus supplement  relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an ATM Distribution by the Corporation may have against the Corporation or the Agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement (including a pricing supplement), and any amendment relating to Offered Shares purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the Prospectus, Prospectus Supplement (including a pricing supplement), and any amendments thereto referred to above. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights and consult with a legal adviser.

A purchaser’s rights and remedies under applicable securities legislation against a dealer underwriting or acting as an agent for the Corporation in an ATM Distribution will not be affected by that dealer’s decision to affect the distribution directly or through a selling agent.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada where we are a reporting issuer, annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and, in accordance therewith, file reports and other information with the SEC under the U.S. Exchange Act. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information that the Corporation files with the SEC) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States (see “Cautionary Statement Regarding Financial Information”). As a “foreign private issuer” within the meaning of rules made under the U.S. Exchange Act, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

The Corporation has filed with the SEC the Registration Statement on Form F-10 relating to the Offered Shares. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to herein are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

You may read and download the documents that the Corporation has filed with the SEC at www.sec.gov. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s issuer profile on SEDAR+ available at www.sedarplus.ca.

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This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada and territories of Canada, except for Quebec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. Unless an exemption is available, the legislation requires the physical delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form base shelf prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Avino Silver & Gold Mines Ltd. at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1 (phone: (604) 682-3701), and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	May 26, 2025

AVINO SILVER & GOLD MINES LTD.

US$100,000,000

Common Shares

Warrants

Subscription Receipts

Debt Securities

Units

1

Avino Silver & Gold Mines Ltd. (the “Corporation” or “Avino”) or its securityholders may offer and issue from time to time common shares without par value of the Corporation (the “Common Shares”), warrants (the “Warrants”) to purchase Common Shares or other Securities (as defined below), subscription receipts (“Subscription Receipts”) which entitle the holder to receive upon satisfaction of release conditions and for no additional consideration, Common Shares or Warrants of the Corporation or any combination thereof, debt securities (“Debt Securities”), or units (“Units”) consisting of two or more of the foregoing (all of the foregoing being collectively, the “Securities”), or any combination thereof up to an aggregate initial offering price of US$100,000,000 (or its equivalent in any other currency used to denominate the Securities at the time of the offering) during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined by the Corporation or any selling securityholders based on market conditions at the time of sale and set forth in an accompanying base shelf prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any Securities separately, a combination of Securities, or any combination of, among other things, Securities, cash and assumption of liabilities. Further, this Prospectus may qualify an ATM Distribution (as defined below).

The outstanding Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange (“TSX”) and on the NYSE American stock exchange (“NYSE American”) under the symbol “ASM”. The outstanding Common Shares of the Corporation are also quoted on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”, but no prospectus will be filed in those jurisdictions. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of the Corporation will not be listed on any securities exchange. On May 23, 2025, the closing price of the Common Shares on TSX was CDN$4.20 per share and the closing price of the Common Shares on NYSE American was US$3.06 per share. There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. For further information, please see the information under the heading “Risk Factors” in this Prospectus, any Prospectus Supplement and in the 2024 AIF.

This offering is made in the United States by a Canadian issuer that is permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities offered under this Prospectus and any Prospectus Supplement may have tax consequences both in the United States and in the home country of the Corporation, Canada. Such consequences for investors who are resident in, or citizens of, the United States, may not be described fully in this Prospectus. Investors should read the tax discussion in this Prospectus and any applicable Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of a foreign country (the Province of British Columbia, Canada), that the majority of the Corporation’s officers and directors and some or all of the experts named in this Prospectus are residents of a country other than the United States, and that substantially all of the Corporation’s assets and all or a substantial portion of the assets of those officers, directors and experts are located outside of the United States. For further information, please see the information under the heading “Enforceability of Civil Liabilities Against Non-U.S. Persons” in this Prospectus .

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Except where an exemption from the requirements under applicable securities legislation is available, including in connection with an ATM Distribution (as defined below), all information permitted under applicable securities legislation to be omitted from this Prospectus that has been so omitted will be contained in one or more Prospectus Supplements that will be sent or delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement or Prospectus Supplements with the Securities and Exchange Commission (“SEC”). Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities issued pursuant to this Prospectus. Our Securities may be sold pursuant to this Prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us. In connection with any underwritten offering of Securities, other than in connection with an ATM Distribution, the underwriters may over-allot or affect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may discontinue at any time. For further information, please see the information under the heading “Plan of Distribution” in this Prospectus. A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold and the compensation of such underwriters, dealers or agents. The securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” (each an “ATM Distribution”) as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the TSX, the NYSE American or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement, in which case the compensation realized by the underwriters will be increased or decreased by the amount that the aggregate price paid by purchasers for the Securities exceeds or is less than the gross proceeds paid by the underwriters to the Corporation. For further information, please see the information under the heading “Plan of Distribution” in this Prospectus.

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In connection with any offering of Securities other than an ATM Distribution (unless otherwise specified in the relevant Prospectus Supplement), the underwriters or agents may over-allot or affect transactions which stabilize or maintain the market price of the Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter or dealer involved in an ATM Distribution under this Prospectus, no affiliate or of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot securities in connection with such distribution or affect any other transactions that are intended to stabilize or maintain the market price of the Securities. In the event of an underwritten offering of Securities, in certain circumstances, the underwriters, dealers or agents may offer the Securities at a price lower than the offering prices stated in the applicable Prospectus Supplement. For further information, please see the information under the heading “Plan of Distribution” in this Prospectus.

You should carefully review the risks outlined in this Prospectus (including any Prospectus Supplement) and in the documents incorporated by reference (see “Documents Incorporated by Reference”) as well as the information under the heading “Cautionary Statement Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the Securities. For further information, please see the information under the heading “Risk Factors” in this Prospectus.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms, (iv) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Corporation’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Corporation’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the terms of the component Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as Secured Overnight Financing Rate (“SOFR”) or a United States federal funds rate.

4

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation or any selling securityholders may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by Cozen O’Connor LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and Lewis Brisbois Bisgaard & Smith LLP, San Francisco, California, with respect to United States legal matters.

The Corporation’s head office and its registered and records offices are located at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

Ronald Andrews and Peter Bojtos, being directors of the Corporation, reside outside Canada. These persons have appointed the Corporation, at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, as their agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

All monetary amounts used herein are stated in United States dollars (US$), unless otherwise expressly stated. For further information, please see the information under the heading “Currency and Exchange Rate Information” in this Prospectus.

5

6

ABOUT THIS PROSPECTUS

In this Prospectus, unless otherwise indicated or the context otherwise requires, the terms “Avino”, the “Corporation”, “we”, “us”, and “our” are used to refer to Avino Silver & Gold Mines Ltd. together with our subsidiaries. Capitalized terms used in this Prospectus that are not otherwise defined shall have the meanings ascribed to such terms in the Corporation’s annual information form dated March 11, 2025 (the “2024 AIF”) for the fiscal year ended December 31, 2024, which was filed on SEDAR+ and is incorporated by reference herein.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference in this Prospectus or any applicable Prospectus Supplement were or will be obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus (including the documents incorporated by reference herein) contains “forward-looking information” which may include, but is not limited to, the intended use of proceeds of the offering described under the heading “Use of Proceeds” herein, statements with respect to future financial or operating performance of Avino, its subsidiaries and their respective projects, the future price of minerals, the estimation of mineral resources, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, timing and prospects of obtaining required permits, requirements for additional capital, currency exchange rates, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations of such words and phrases), or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved”.

In making the forward-looking statements in this Prospectus, the Corporation has applied certain factors and assumptions that it believes are reasonable, including that there is no material deterioration in general business and economic conditions; that there are no adverse changes in relevant laws or regulations; that the supply and demand for, deliveries of, and the level and volatility of prices of metals and minerals develop as expected; that the Corporation receives any regulatory and governmental approvals for its projects on a timely basis; that the Corporation is able to obtain financing on reasonable terms; that the Corporation is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Corporation’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances and that any environmental and other proceedings or disputes are satisfactorily resolved.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Avino and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed or referred to in the heading “Risk Factors” in this Prospectus and in the 2024 AIF which is incorporated by reference herein. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained or incorporated by reference herein are made as of the date of this Prospectus or the date of the document incorporated by reference herein based on the opinions and estimates of management at that time. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake to update any forward-looking statements, except as required by applicable securities laws.

You should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Corporation is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Unless otherwise stated, the information in this document may only be accurate as of the date on the front cover of this Prospectus.

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CAUTIONARY STATEMENT REGARDING FINANCIAL INFORMATION

We prepare our financial statements, which are incorporated by reference in this Prospectus, in accordance with IFRS Accounting Standards. In addition to using financial measures prescribed by IFRS Accounting Standards, this Prospectus, and the documents incorporated by reference into this Prospectus, include references to non-IFRS Accounting Standards and other financial measures, which the Corporation believes, that together with measures determined in accordance with IFRS Accounting Standards, provide investors with an improved ability to evaluate the underlying performance of the Corporation. Non-IFRS Accounting Standards financial measures do not have any standardized meaning prescribed under IFRS Accounting Standards, and therefore they may not be comparable to similar non-IFRS Accounting Standards and other financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for financial information or measures of our financial performance prepared in accordance with IFRS Accounting Standards. Reconciliations and descriptions can be found under the heading, “Non-IFRS Accounting Standards Measures” of the 2024 Annual MD&A, filed on SEDAR+  and  incorporated by reference herein.

CAUTIONARY STATEMENT TO U.S. INVESTORS CONCERNING

MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus or any applicable Prospectus Supplement have been prepared in accordance with the Canadian Securities Administrator’s (“CSA”) National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”), as may be amended from time to time, and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM standards.

 In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility; however, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under NI 43-101, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations.

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On October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Regulation S-K 1300 under the Securities Act of 1933 (the “U.S. Securities Act”) and the Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended, for fiscal years ending on or after January 1, 2021. While CIM terms used are similar to those mining terms used under Regulation S-K 1300, there are differences. The Corporation is a Canadian issuer that qualifies to use the MJDS and is allowed by the SEC to register its securities under the U.S. Securities Act and to report under the U.S. Exchange Act by use of documents prepared largely in accordance with Canadian requirements. Accordingly, the Corporation is not subject to Regulation S-K 1300 regarding mining operations disclosure.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus and any Prospectus Supplement, all references to “$”, “US$” “U.S.$” or “dollars” are expressed in United States dollars, unless otherwise indicated. References to “C$” or “CDN$” are to Canadian dollars.

The following table sets forth the U.S. dollar exchange rate, our principal reporting currency, for the Canadian dollar, including the high and low exchange rates during each period and the average of the exchange rate for such periods.

	Years ended December 31,
	2024	2023
Canadian dollar (C$)(1)
Average	1.3698	1.3495
High	1.4416	1.3875
Low	1.3316	1.3215

(1) Information on US$ to C$ exchange rates obtained from the Bank of Canada.

On May 23, 2025, the daily average exchange rate published by the Bank of Canada was US$1.00 equals C$1.3756. The Canadian/U.S. dollar exchange rate has varied significantly over the last year and investors are cautioned that the exchange rates presented here are historical and are not indicative of future exchange rates.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 (phone: (604) 682-3701), and are also available electronically on the Corporation’s SEDAR+ profile available at www.sedarplus.ca. Information contained or featured on the Corporation’s website is not incorporated by reference and does not form part of this Prospectus.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Corporation’s 2024 AIF dated March 11, 2025, for the financial year ended December 31, 2024;

(b)

the technical report entitled “Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico” with an effective date of February 5, 2024 prepared by Tetra Tech Canada Inc. and Red Pennant Communications Corp. (the “Avino Report”), filed on March 14, 2024;

(c)	the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2024 and 2023, together with the auditor’s report thereon and notes thereto;

(d)	the management’s discussion and analyses for the years ended December 31, 2024 and 2023 (the “2024 Annual MD&A”); ;

(e)	the unaudited condensed interim consolidated financial statements of the Corporation for the three months ended March 31, 2025 and 2024, together with the notes thereto;

(f)	management’s discussion and analysis of the Corporation for the three months ended March 31, 2025 (the “2025 Q1 MD&A”); ; and

(g)

the management information circular of the Corporation dated April 22, 2025 (the “Circular”) prepared in connection with the annual general meeting of shareholders of the Corporation to be held on May 27, 2025, filed April 30, 2025.

Any documents of the type described in Item 11.1 of Form 44-101F1 Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) of the CSA filed by the Corporation with a securities commission or similar authority in any province of Canada subsequent to the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of Securities pursuant hereto, will be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC pursuant to the U.S. Exchange Act, after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 40-F, only to the extent specifically stated therein).

All dollar amounts stated in the Corporation’s financial statements and this Prospectus are reported in United States dollars, unless otherwise expressly stated. For further information, please see the information under the heading “Currency and Exchange Rate Information” in this Prospectus.

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A reference herein to this Prospectus also means any and all documents incorporated by reference in this Prospectus. Any document of the type referred to above (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of NI 44-101 of the CSA filed by the Corporation with the securities commissions or similar regulatory authorities in any province of Canada subsequent to the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of Securities pursuant hereto, will be deemed to be incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Except where an exemption from the requirements under applicable securities legislation is available, including in connection with an ATM Distribution, a Prospectus Supplement containing the specific terms of an offering of Securities will be sent or delivered to purchasers of such Securities together with this Prospectus, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Corporation’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement, or the date of any documents incorporated by reference herein.

References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

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DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Corporation’s auditors, Deloitte LLP, legal counsel, and technical report authors; and (iii) the powers of attorney from the directors and certain officers of the Corporation.

THE CORPORATION

The Corporation was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1968, and on August 22, 1969, was amalgamated under the name “Avino Mines & Resources Ltd.”, with an authorized capital of 15,000,000 Common Shares. On June 6, 1986, the authorized share capital of the Corporation was increased from 15,000,000 to 25,000,000 Common Shares. By shareholders’ resolutions dated April 12, 1995, the Corporation changed its name to “International Avino Mines Ltd.”, and the authorized share capital was consolidated on a five (5) shares to one (1) share basis and then subsequently increased back to 25,000,000 Common Shares. On August 29, 1997, the Corporation changed its name to its current name, “Avino Silver & Gold Mines Ltd.” On July 17, 2003, the authorized share capital of the Corporation was increased from 25,000,000 to 100,000,000 Common Shares. On July 12, 2005, the authorized share capital of the Corporation was increased from 100,000,000 to an unlimited number of Common Shares.

The head office of the Corporation and its registered and records offices are located at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

The Corporation has eight subsidiaries (equity ownership indicated in brackets below), namely:

(a)

Compañía Minera Mexicana de Avino S.A. de C.V., a Mexican corporation (effectively 99.67% owned, directly 98.45% and indirectly 1.22%), which owns the Avino Property, Mexico, comprising the Avino Mine;

(b)	Oniva Silver and Gold Mines S.A. de C.V., a Mexican corporation (100%), which handles Avino’s Mexican operations and administration;

(c)	Nueva Vizcaya Mining, S.A. de C.V., a Mexican corporation (100%);

(d)	Promotora Avino, S.A. de C.V., a Mexican holding corporation (79.09%);

(e)	Cervantes LLC , a Delaware holding corporation (100%);

(f)

Proyectos Mineros La Preciosa SA de CV (a Mexican corporation that holds the La Preciosa Property mining claims) 97.73% held by La Preciosa Silver and Gold Mines Ltd. and 2.27% held by La Luna Silver and Gold Mines Ltd.;

(g)	La Preciosa Silver and Gold Mines Ltd., a British Columbia incorporated holding company (100%); and

(h)	La Luna Silver and Gold Mines Ltd., a British Columbia incorporated holding company (100%).

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The following chart sets forth the Corporation’s corporate structure, including all of its subsidiaries, as at the date of this Prospectus:

BUSINESS OF THE CORPORATION

Summary Description of Business

The Corporation is a natural resource company, primarily engaged in the extracting and processing of gold, silver, and copper and the acquisition and exploration of natural resource properties. The Corporation’s principal business activities have been the exploration for and extracting and processing of silver, gold and copper at a mineral property located in the State of Durango, Mexico (known as the “Avino Property”), located near the town of Durango, comprising the “San Gonzalo Mine”, which ceased operations during 2019, and the “Avino Mine”, which is currently operating and in production.

The Corporation also owns the La Preciosa property located in Durango, Mexico, within the municipalities of Panuco de Coronado and Canatlan (the “La Preciosa Property”), consisting of 15 exploration concessions totalling 6,011 hectares. The La Preciosa Property was acquired from Coeur Mining Inc. on March 21, 2022. The Corporation also owns certain mineral exploration properties in Mexico known as the “Ana Maria Property” and “El Laberinto Property”, which have been optioned to Silver Wolf Exploration Ltd. (TSX-V: SWLF) (OTCQB: SWLFF) (“Silver Wolf”) pursuant to an option agreement dated August 12, 2020 between the Corporation and Silver Wolf. The Corporation’s other Canadian properties, which are not material to Avino’s financial position or operations, have been optioned to Endurance Gold Corp. (TSX-V:EDG) (“Endurance Gold”) pursuant to an option agreement dated May 2, 2022 between the Corporation and Endurance Gold, or have been sold in recent years.

Further information regarding the business of the Corporation, its operations and its material properties can be found in the 2024 AIF and the Avino Report, and the other materials incorporated by reference into this Prospectus (see “Documents Incorporated by Reference” above).

The Corporation is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador, is also a foreign private issuer with the SEC, has its Common Shares listed on the TSX and on the NYSE American under the symbol “ASM”, and is quoted on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

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Recent Developments

On April 16, 2025, the Corporation reported production for the first quarter ended March 31, 2025. Silver equivalent production was 678,458 ounces in Q1 2025, representing an 8% increase from Q1 of 2024. The increase was driven by improved grades in all three metals (silver, gold and copper) and offset by slightly lower mill throughput. All three metals saw increased production compared to Q1 of 2024.

Except as set forth above, there have been no other recent developments since the date of the 2024 AIF.

CONSOLIDATED CAPITALIZATION

As of May 23, 2025, there were 145,129,569 Common Shares issued and outstanding, outstanding stock options to purchase 8,785,000 Common Shares, and outstanding RSUs (as defined below under the heading “Prior Sales – Restricted Share Units”) for a further 3,265,000 Common Shares.

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis as of March 31, 2025, the date of our most recently published financial statements.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Corporation that will result from the issuance of securities pursuant to such Prospectus Supplement.

DESCRIPTION OF EXISTING INDEBTEDNESS AND EARNINGS COVERAGE

If the Corporation offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities and their interest requirements.

DIVIDEND POLICY

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Corporation’s board of directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the Corporation currently intends to use the net proceeds from the sale of Securities, after deducting the commissions and the other expenses of the offering, for general working capital requirements and corporate purposes, including without limitation, the following anticipated purposes:

•

to fund further development and exploration of the Avino Property and La Preciosa Property in Mexico, including but not limited to, the potential funding of the Oxide Tailings Project described in detail in the Avino Report, which is expected to have an initial capital cost of $49.1 million, as well as additional capital budget items disclosed by the Company from time to time;

•	to assess potential advanced exploration and development stage mineral properties for acquisition;

•	to fund the potential acquisition of other advanced exploration and development stage mineral properties; and

•	to fund continued exploration on the Corporation’s other existing mineral properties.

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Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities, including any determinable business objectives or milestones at the applicable time.

Funds used for general corporate purposes may be allocated to business development or to pursue other exploration or acquisition opportunities. As at the date of this Prospectus, the Corporation has not identified any specific exploration or acquisition opportunities.

Pending the use of the proceeds described above, the Corporation may invest all or a portion of the proceeds of the offering in short-term, high quality, interest-bearing corporate, government issued or government guaranteed securities.

The Corporation’s actual use of the net proceeds may vary depending on the Corporation’s operating and capital needs from time to time and, as such, there may be circumstances where, for sound business reasons, a reallocation of the use of proceeds is necessary. Any such reallocations will be determined at the discretion of the Corporation’s management and there can be no assurance as of the date of this Prospectus as to how those funds may be reallocated.

The Corporation may also, from time to time, issue securities otherwise than pursuant to a Prospectus Supplement to this Prospectus.

Business Objectives

The Corporation is primarily focused on the development of the Avino Mine and the La Preciosa Property. The Corporation’s mission is to create shareholder value through profitable organic growth at the Avino Property, the further development of the La Preciosa Property, and the strategic acquisition and advancement of mineral exploration and mining properties. The Corporation is committed to expanding its operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

In the near term, the Corporation will focus on the following key business objectives:

1.	maintain and improve profitable mining operations while managing operating costs and achieving efficiencies at the Avino Mine;

2.	continue mine expansion drilling and explore regional targets on the Avino Property;

3.	fund the exploration and development of the La Preciosa Property; and

4.	fund the evaluation and potential acquisition of other advanced exploration and development stage mineral properties.

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DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry-only (or uncertificated) Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Corporation for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Corporation may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Corporation with respect to any issue of Securities, the Corporation may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

SELLING SECURITYHOLDERS

Common Shares, Warrants or both (collectively, the “Selling Securityholder Securities”) may be sold under this Prospectus by way of a secondary offering by or for the account of certain of our securityholders. The Corporation will file a Prospectus Supplement in connection with any such offering of Selling Securityholder Securities by selling securityholders, which will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Selling Securityholder Securities owned, controlled or directed by eachselling securityholder;

•	the number of amount of Selling Securityholder Securities being distributed for the account of each selling securityholder;

•	the number or amount of Selling Securityholder Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Corporation’s outstanding securities; and

•	whether the Selling Securityholder Securities are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

For further information, please see the information under the heading “Plan of Distribution – Secondary Offering” below in this Prospectus.

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PLAN OF DISTRIBUTION

New Issue

The Corporation may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters may over-allot or affect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in the applicable Prospectus Supplement, the Corporation does not intend to list any of the Securities other than the Common Shares on any securities exchange. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by the Corporation for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market-making at any time and without notice. No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

Secondary Offering

This Prospectus may also, from time to time, relate to the offering of Selling Securityholder Securities by certain selling securityholders.

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The selling securityholders may sell all or a portion of our Selling Securityholder Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Selling Securityholder Securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our Selling Securityholder Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the Selling Securityholder Securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Selling Securityholder Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such Selling Securityholder Securities at a stipulated price per Selling Securityholder Security;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders affect such transactions by selling our Selling Securityholder Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Selling Securityholder Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Selling Securityholder Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Selling Securityholder Securities in the course of hedging in positions they assume. The selling securityholders may also sell our Selling Securityholder Securities short and deliver our Selling Securityholder Securities covered by this Prospectus to close out short positions and to return borrowed Selling Securityholder Securities in connection with such short sales. The selling securityholders may also loan or pledge our Selling Securityholder Securities to broker-dealers that in turn may sell such Selling Securityholder Securities.

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At the time a particular offering of our Selling Securityholder Securities is made by any selling securityholders, a Prospectus Supplement will be distributed which will identify the selling securityholders and provide the other information set forth under the heading titled “Selling Securityholders” of such Prospectus Supplement, including the aggregate amount of our Selling Securityholder Securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

There can be no assurance that any securityholder will sell any or all of our Selling Securityholder Securities registered pursuant to this Prospectus.

DESCRIPTION OF SECURITIES DISTRIBUTED

In this section, references to “we”, “us”, “our” or “Avino” refer to Avino Silver & Gold Mines Ltd., but not to our subsidiaries.

Authorized and Issued Share Capital

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of May 23, 2025, 145,129,569 Common Shares were issued and outstanding as fully paid and non-assessable shares of the Corporation.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Corporation. The holders of the Common Shares, subject to the prior rights, if any, of any other class of shares of the Corporation, are entitled to receive such dividends in any financial year as the board of directors of the Corporation may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Corporation, the remaining property and assets of the Corporation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

General

We may issue Warrants to purchase Common Shares or other Securities. We may issue the Warrants independently or together with any underlying Securities, and the Warrants may be attached or separate from the underlying Securities. We may also issue a series of Warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the Warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of such Warrants.

The following description is a summary of selected provisions relating to the Warrants that we may issue under this Prospectus. The summary is not complete. If Warrants are offered under this Prospectus in the future, a Prospectus Supplement or any document incorporated by reference will explain the particular terms of those Securities and the extent to which these general provisions may apply. The specific terms of the Warrants as described in a Prospectus Supplement or any document incorporated by reference will supplement and, if applicable, may modify or replace the general terms described in this section.

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This summary and any description of Warrants in the applicable Prospectus Supplement or any document incorporated by reference is subject to and is qualified in its entirety by reference to all the provisions of any specific warrant document or agreement. We will file each of these documents, as applicable, with the Canadian securities regulators and the SEC, and incorporate them by reference as an exhibit to the registration statement of which this Prospectus is a part, on or before the time we issue a series of warrants. See “Additional Information” below and “Documents Incorporated by Reference” above for information on how to obtain a copy of a warrant document when it is filed.

When we refer to a series of warrants, we mean all warrants issued as part of the same series under the applicable warrant agreement.

Terms of Warrants

The applicable Prospectus Supplement or document incorporated by reference may describe the terms of any Warrants that we may offer, including, but not limited to, the following:

•	the title of the Warrants;

•	the total number of Warrants;

•	the price or prices at which the Warrants will be issued;

•	the price or prices at which the Warrants may be exercised;

•	the currency or currencies that investors may use to pay for the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	whether the Warrants will be issued in registered form or bearer form;

•	information with respect to book-entry procedures, if any;

•	if applicable, the minimum or maximum amount of Warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the underlying Securities with which the Warrants are issued and the number of Warrants issued with each underlying Security;

•	if applicable, the date on and after which the Warrants and the related underlying Securities will be separately transferable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	if applicable, the terms of redemption of the Warrants;

•	the identity of the warrant agent, if any;

•	the procedures and conditions relating to the exercise of the Warrants; and

•	any other terms of the Warrants, including terms, procedures, and limitations relating to the exchange and exercise of the Warrants.

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Warrant Agreement

We may issue the Warrants in one or more series under one or more warrant agreements, each to be entered into between us and a bank, trust company, or other financial institution as warrant agent. The Corporation may add, replace, or terminate warrant agents from time to time. We may also choose to act as our own warrant agent or may choose one of our subsidiaries to do so.

The warrant agent under a warrant agreement will act solely as our agent in connection with the Warrants issued under that agreement. Any holder of Warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those Warrants in accordance with their terms.

Form, Exchange and Transfer of Warrants

The Corporation may issue the Warrants in registered form or bearer form. Warrants issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the Warrants represented by the global security. Those investors who own beneficial interests in a global Warrant will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, The Corporation may issue Warrants in non-global form, i.e., bearer form. If any Warrants are issued in non-global form, warrant certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their Warrants at the warrant agent’s office or any other office indicated in the applicable Prospectus Supplement or any document incorporated by reference.

Prior to the exercise of their Warrants, holders of Warrants exercisable for Common Shares will not have any rights of holders of Common Shares and will not be entitled to dividend payments, if any, or voting rights of the Common Shares underlying such Warrants.

Exercise of Warrants

A Warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable Prospectus Supplement or any document incorporated by reference. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void. Warrants may be redeemed as set forth in the applicable offering material.

Warrants may be exercised as set forth in the applicable offering material. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable offering material, the Corporation will forward, as soon as practicable, the Securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

Subscription Receipts

The Corporation may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions (the “Release Conditions”) and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and, if applicable, the Corporation will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Corporation files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such Subscription Receipts that the Corporation is offering before the issuance of such Subscription Receipts.

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The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

The Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and NYSE relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Corporation offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•	the designation, number and terms of the Common Shares, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the Release Conditions, and the procedures that will result in the adjustment of those numbers;

•	the Release Conditions that must be met in order for holders of Subscription Receipts to receive for no additional consideration, Common Shares, Warrants, or any combination thereof;

•	the procedures for the issuance and delivery of Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g., an amount equal to dividends declared on Common Shares by the Corporation to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

•	the identity of the Escrow Agent;

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•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;

•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

•	whether the Subscription Receipts will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Subscription Receipts; and

•	any other terms of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

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Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Anti-Dilution

The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of Common Shares or Warrants underlying the particular Subscription Receipts or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Corporation’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares or Warrants to which the holder of a Common Share or identical Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Corporation, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Corporation affect the Common Shares or Warrants, which, in the reasonable opinion of the directors of the Corporation, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

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Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

Debt Securities

General

The Corporation may issue Debt Securities which may or may not be converted into Common Shares. In no case shall the amount of the Debt Securities exceed $10,000,000 in the aggregate. The Corporation may issue the Debt Securities independently or together with any underlying securities, and Debt Securities may be attached or separate from the underlying securities. The Corporation may also issue a series of Debt Securities under a separate indenture agreement to be entered into between us and an indenture agent. Such indenture agreement, if any, will not be qualified with the SEC pursuant to an exemption. The indenture agent will act solely as our agent in connection with the Debt Securities of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Debt Securities.

The following description is a summary of selected provisions relating to the Debt Securities that the Corporation may issue. The summary is not complete. If Debt Securities are offered under this Prospectus in the future, a Prospectus Supplement or any document incorporated by reference, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the Debt Securities as described in a Prospectus Supplement or any document incorporated by reference, will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of Debt Securities in the applicable Prospectus Supplement or document incorporated by reference is subject to and is qualified in its entirety by reference to all the provisions of any specific Debt Securities document or agreement. The Corporation will file each of these documents, as applicable, with the Canadian securities regulators and the SEC and incorporate them by reference as an exhibit to the registration statement of which this Prospectus is a part on or before the time the Corporation issue a series of Debt Securities. See “Additional Information” below and “Documents Incorporated by Reference” above for information on how to obtain a copy of a Debt Securities document when it is filed.

When the Corporation refers to a series of Debt Securities, we mean all Debt Securities issued as part of the same series under the applicable indenture.

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Terms of Debt Securities

The applicable Prospectus Supplement or any document incorporated by reference, may describe the terms of any Debt Securities that the Corporation may offer, including, but not limited to, the following:

•	the title of the Debt Securities;

•	the total amount of the Debt Securities;

•	the amount or amounts of the Debt Securities that will be issued and the interest rate;

•	the conversion price at which the Debt Securities may be converted;

•	the date on which the right to exercise the Debt Securities will commence and the date on which the right will expire;

•	if applicable, the minimum or maximum amount of Debt Securities that may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the Debt Securities are issued and the amount of Debt Securities issued with each underlying security;

•	if applicable, a discussion of material Canadian and/or United States federal income tax considerations;

•	if applicable, the terms of the payoff of the Debt Securities;

•	the identity of the indenture agent, if any;

•	the procedures and conditions relating to the exercise of the Debt Securities; and

•	any other terms of the Debt Securities, including terms, procedure and limitation relating to the exchange or exercise of the Debt Securities.

Debt Securities

The Corporation may issue the Debt Securities in one or more series under one or more agreements, which may include a trust indenture to be entered into between us and a bank, trust company, or other financial institution as indenture agent, if any.

In connection with the issuance of any Debt Securities, the Corporation does not intend to issue them pursuant to a trust indenture. However, if a trust indenture is requested by a placement agent, underwriter or broker-dealer as a condition of the financing, the Corporation will provide and enter into a trust indenture which will be subject to and governed by the Business Corporations Act (British Columbia), unless we are required to register such trust indenture under the U.S. Trust Indenture Act of 1939 (“Trust Indenture Act”), in which case the Corporation will pass on the financing under this registration statement. Any trust indenture that we may enter into will be exempt from registration under Section 304(a)(9) of the Trust Indenture Act and Rule 4a-3 promulgated thereunder, which provides for an exemption for Debt Securities in which the aggregate principal amount outstanding will not exceed $10,000,000 in the aggregate during a 36-month period. The Corporation will not issue Debt Securities, if any, pursuant to a trust indenture that will exceed $10,000,000 in the aggregate at any time during a 36-month period. If a trust indenture is entered into, the Corporation will file the indenture as an exhibit on Form 6-K before making any offer of Debt Securities.

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The indenture agent under an indenture agreement, if any, will act solely as our agent in connection with the Debt Securities issued under that agreement. Any holder of Debt Securities may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those Debt Securities in accordance with their terms.

Form, Exchange and Transfer of Debt Securities

The Corporation may issue the Debt Securities in registered form or bearer form. Debt Securities issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the Debt Securities represented by the global security. Those investors who own beneficial interests in global Debt Securities will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, the Corporation may issue Debt Securities in non-global form, i.e., bearer form. If any Debt Securities are issued in non-global form, certificates representing the Debt Securities may be exchanged for new certificates of different denominations, and holders may exchange, transfer, or exercise their certificates at the depositary’s office or any other office indicated in the applicable Prospectus Supplement or any document incorporated by reference.

Prior to the exercise of their Debt Securities, holders of Debt Securities exercisable for Common Shares will not have any rights of holders of Common Shares and will not be entitled to dividend payments, if any, or voting rights of the Common Shares underlying such Debt Securities.

Conversion of Debt Securities

A Debt Security may entitle the holder to purchase, in exchange for the extinguishment of debt, an amount of securities at an exercise price that will be stated in the Debt Security. Debt Securities may be converted at any time up to the close of business on the expiration date set forth in the terms of such Debt Security. After the close of business on the expiration date, Debt Securities not exercised will be paid in accordance with their terms.

Debt Securities may be converted as set forth in the applicable offering material. Upon receipt of a notice of conversion properly completed and duly executed at the corporate trust office of the indenture agent, if any, or to us, the Corporation will forward, as soon as practicable, the securities purchasable upon such exercise. If less than all of the Debt Securities represented by such certificate is converted, a new certificate will be issued for the remaining balance of the Debt Securities to which the holder is entitled.

Units

The Corporation may issue Units composed of any combination of two or more of our Common Shares, Warrants, Subscription Receipts or Debt Securities. The Corporation will issue each Unit so that the holder of the Unit is also the holder of each security included in the Unit. As a result, the holder of a Unit will have the rights and obligations of a holder of each included security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The following description is a summary of selected provisions relating to Units that the Corporation may offer. The summary is not complete. If Units are offered under this Prospectus in the future, a Prospectus Supplement or any document incorporated by reference, as applicable, will explain the particular terms of those Securities and the extent to which these general provisions may apply. The specific terms of the Units as described in a Prospectus Supplement or any document incorporated by reference, will supplement and, if applicable, may modify or replace the general terms described in this section.

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This summary and any description of Units in the applicable Prospectus Supplement or document incorporated by reference is subject to and is qualified in its entirety by reference to the unit agreement, collateral arrangements and depositary arrangements, if applicable. The Corporation will file each of these documents, as applicable, with the Canadian securities regulators and the SEC and incorporate them by reference as an exhibit to the registration statement of which this Prospectus is a part on or before the time the Corporation issue a series of Units. See “Additional Information” below and “Documents Incorporated by Reference” above for information on how to obtain a copy of a document in respect of offered Units when it is filed.

The applicable Prospectus Supplement or document incorporated by reference may describe:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer, or exchange of the Units or of the Securities composing the Units;

•	whether the Units will be issued in fully registered or global form; and

•	any other terms of the Units.

The applicable provisions described in this section, as well as those described under “Common Shares”, “Warrants”, “Subscription Receipts” and “Debt Securities” above, will apply to each Unit and to each security included in each Unit, respectively.

RISK FACTORS

An investment in the Securities should be considered highly speculative and investors may incur a loss on their investment. Prospective investors should carefully review and consider all of the information disclosed in this Prospectus, including the documents incorporated by reference, and in particular, the risk factors set forth under the heading “Risk Factors” in the Corporation’s 2024 AIF,  in addition to information contained in the  applicable Prospectus Supplement relating to such offering and the information incorporated, or deemed to be incorporated, by reference therein.

No Market for Debt Securities, Warrants or Units

There is currently no market through which Debt Securities, Warrants or Units that may be offered under this Prospectus and any Prospectus Supplement may be sold, and purchasers of such securities may not be able to resell such securities. No assurance can be given that an active or liquid trading market for the Debt Securities, Warrants or Units will develop or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities, Warrants and Units in the secondary market, the transparency and availability of trading prices and the liquidity of such securities. The public offering prices of the Debt Securities, Warrants and Units may be determined by negotiation between the Corporation and underwriters based on several factors and may bear no relationship to prices at which such securities will trade in the public market subsequent to such offering. See “Plan of Distribution.”

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Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals should drop significantly, the economic prospects of the Corporation’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Corporation, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Corporation has not entered into any hedging arrangements for any of its metal and mineral production. The Corporation may enter into hedging arrangements in the future.

Impact of Global Pandemics on Mining Operations

Mexico was particularly impacted by the COVID-19 pandemic and could be impact by other pandemics in the future. The Corporation’s mining operations were temporarily shut-down from April 2020 until August 2021, as a result of governmental COVID-19 quarantine and containment measures and a labour strike. Although the Corporation takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to supply chains, operations, transportation, and mobility of people, which are beyond the control of the Corporation, and which have had and could continue to adversely affect the availability of components, supplies and materials, labour, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates, and other factors material to the Corporation, including in particular, the Corporation’s revenues and concentrate delivery schedule.

Current Global Market Conditions

In recent years, global financial markets have experienced increased volatility, and global financial conditions have been subject to increased instability. Trade wars, import tariffs, Brexit, public protests, rising consumer debt levels, epidemics, pandemics, or outbreaks of new infectious disease or viruses (including most recently, the COVID-19 pandemic), and the risk of sovereign debt defaults in many countries have caused and continue to cause significant uncertainties in the markets. These have a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Access to financing for mining companies continues to be negatively impacted by liquidity constraints. These factors may impact the ability of the Corporation to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation’s operations and planned growth could be adversely impacted and the trading price of the securities of the Corporation may be adversely affected.

Inaccuracies in Production and Cost Estimates

The Corporation prepares estimates of future production and future production costs for its operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of mineral resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral resources, such as the need for sequential development of mineralized zones and the processing of new sources or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining Operations and Uninsured Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

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Uncertainty Regarding Resource Estimates

Only mineral resources have been determined for certain of the Corporation’s properties, and no estimate of reserves on any property has been completed. Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than estimated. In making determinations about whether to advance any projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until mineralized zones are actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Corporation cannot assure that:

•	resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Corporation’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver and gold may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Any material reductions in estimates of mineral resources, or of the Corporation’s ability to extract such mineral resources, could have a material adverse effect on the Corporation’s results of operations or financial condition. The Corporation cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

No Reserves

There are no current estimates of mineral reserves for the Corporation’s current producing mine, the Avino Mine. Estimates of proven and probable mineral reserves, measured and indicated mineral resources, and inferred mineral resources are, to a large extent, based upon detailed geological and engineering analysis. Further, mineral resources that are not mineral reserves have not demonstrated economic viability. At this time, none of the Corporation’s properties have defined ore-bodies with mineral reserves. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to either measured or indicated mineral resources or to proven or probable mineral reserves as a result of continued definition.

The Corporation made decisions to enter into production at the Avino Mine, and the San Gonzalo Mine (which ceased operations in 2019), without having completed final feasibility studies. Accordingly, the Corporation did not base its production decisions on any feasibility studies of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Corporation’s mines or the costs of such recovery. As the Corporation’s mines do not have established reserves, the Corporation faces higher risks that anticipated rates of production and production costs will be achieved, and these risks could have a material adverse impact on the Corporation’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve profitable operations.

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No Assurances Can Be Given We Will Be Profitable in the Future

The Corporation began extracting and processing resources at levels intended by management at the Avino Mine in the third quarter of 2015. For the year ended December 31, 2024 and 2023, we had net income of $8.1 million and $0.5 million, respectively. For the three months ended March 31, 2025 and 2024, we had net income of $5.6 million and $0.6 million, respectively. There is no assurance that our operations will remain profitable in the future.

Because mines have limited lives, the Corporation must continually replace and expand its mineral resources as the Corporation’s mines produce metals. The life-of-mine estimates for the Corporation’s mines are estimates which may vary based on underlying assumptions and parameters. The ability of the Corporation to maintain or increase its annual production of metals and the Corporation’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines. Future financial performance is further impacted by the costs and results of continued exploration and potential development programs.

Exploration and Development

The business of exploration and development for minerals involves a high degree of risk and few properties become producing mines. Unprofitable efforts result not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. There is no assurance that the Corporation’s future exploration and development activities will result in any discoveries of commercial bodies of ore. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Corporation not receiving an adequate return on invested capital.

Market Forces

There is no assurance that, even if commercial quantities of mineral resources are discovered, that these can be sold at a profit. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs, and uses in jewelry), speculative activities and increased production due to improved mining and production methods.

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Permitting

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Corporation, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may become more restrictive, which could materially affect the business of the Corporation or its ability to develop its properties. Before production can commence on any of its mineral properties, the Corporation must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained, or if they are obtained, if they will be granted on a timely basis. The cost of compliance with existing and future governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of the Avino Property.

Permitting of exploration programs in Mexico requires the completion of agreements with the indigenous communities in the vicinity of the project. The timing for the completion of such agreements is unpredictable. The process of obtaining such agreements is also affected by the two-year election cycle for the councils of the indigenous communities.

Mining Operations and Uninsured Risks

Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of mining and exploration is subject to a variety of risks including, but not limited to, fires, power outages, labour disruptions, industrial accidents, flooding, explosions, cave-ins, landslides, environmental hazards, technical failures, and the inability to obtain suitable or adequate machinery, equipment or labour. Such occurrences, against which the Corporation cannot, or may elect not to insure, may delay production, increase production costs or result in liabilities. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position. The economics of developing mineral properties are affected by such factors as the cost of operations, variations in the grade and metallurgy of the ore mined, fluctuations in mineral markets, costs of processing and equipment, transportation costs, government regulations including regulations relating to royalties, allowable production, importing and exporting of mineral product, and environmental protection rules and regulations.

Although the Corporation has stressed proper procedures for the safety of its employees and contractors during mining operations, injuries and death have occurred. During the past nine years, the Corporation has experienced four unrelated fatal accidents at the Avino Property, the most recent of which occurred in April 2023. The Corporation believes that these deaths were attributed to such persons failing to comply with the Corporation’s safety procedures, but no assurance can be given that further injuries will not occur at the Corporation’s mining properties.

Internal Controls over Financial Reporting

As a public company, the Corporation is subject to the reporting requirements of the U.S. Exchange Act and the Sarbanes-Oxley Act of 2002. The U.S. Exchange Act requires, among other things, that the Corporation files annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that the Corporation includes a report of our management on our internal control over financial reporting. The Corporation is also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the fiscal year ended December 31, 2022, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as a result of material weakness related to the design of management review controls over non-routine transactions, as well as lack of requisite skills or available resources. The Corporation identified and remediated this material weakness in our internal control over financial reporting during 2023 and determined that for the years ended December 31, 2023 and 2024, the Corporations internal controls over financial reporting were effective. If the Corporation cannot effectively and efficiently maintain our controls and procedures and a material weakness exists in the Corporation’s internal control over financial reporting, the Corporation could suffer material misstatements in our financial statements and other information the Corporation reports, and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our Common Shares.

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Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for the exploration in the future.

Mineral Tenure

In those jurisdictions where the Corporation has property interests, the Corporation undertakes searches of mining records and obtains title opinions from reputable counsel in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, prior unregistered agreements or transfers, and title may be affected by undetected defects or native land claims. For unsurveyed mineral claims, the boundaries of such mining claims may be in doubt. The ownership and validity of mining claims are often uncertain and may be contested. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers.

n the jurisdictions in which the Corporation operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods. In addition to the risk of losses and disruption of operations, these illegal miners pose a safety and security risk. The Corporation has taken security measures at its sites to address this issue, and ensure the safety and security of its employees and contractors. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Corporation’s ability to meet production goals.

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Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Corporation’s primary operating mineral property is the Avino Mine. The San Gonzalo Mine was in the production stage under the ownership of the Corporation for more than six years, until operations there ceased during 2019. The Avino Mine commenced production in 2015. The commercial viability of these mines and the decision to place them into commercial production was not established by a feasibility study. The La Preciosa Property is still in the exploration stage of development.

Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at the Avino Mine, or any of the Corporation’s other exploration projects, or that its exploration or development projects will be brought into commercial production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Because mines have limited lives, the Corporation must continually replace and expand its mineral resources as the Corporation’s mines produce metals. The life-of-mine estimates for the Corporation’s mines are estimates which may vary based on underlying assumptions and parameters. The ability of the Corporation to maintain or increase its annual production of metals and the Corporation’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines. It is further impacted by the costs and results of continued exploration and potential development programs.

The Corporation’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish mineral resources through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore;

•	evaluate the economic viability or feasibility; and,

•	construct, renovate, expand or modify mining and processing facilities.

In addition, if potentially economic mineralization is discovered, it could take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Corporation will successfully acquire additional commercially mineable (or viable) mineral rights.

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Qualified Personnel

Recruiting and retaining qualified personnel in the future is critical to the Corporation’s success. As the Corporation explores and develops its Avino Mine and other properties, the need for skilled labour will increase. The number of persons skilled in the exploration and development of mining properties is limited and competition for this workforce is intense. The development of the Avino Mine and other initiatives of the Corporation may be significantly delayed or otherwise adversely affected if the Corporation cannot recruit and retain qualified personnel as and when required.

The Corporation’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel including, but not limited to, David Wolfin, President, Chief Executive Officer and director; Carlos Rodriguez, Chief Operating Officer; and Nathan Harte, Chief Financial Officer. The loss of any key management personnel may have a material adverse effect on the Corporation, its business and its financial position. The Corporation has employment contracts with these employees but does not have key-man life insurance. The Corporation provides these key employees and other employees with long-term incentive compensation, through the form of stock options, grants of restricted share units, and annual bonuses, all of which are designed to provide adequate incentive for them to diligently pursue the business objectives of the Corporation, retain these employees, and align their interests with those of the Corporation’s shareholders.

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Corporation holds interests or which the Corporation acquires may depend upon its ability to obtain equity financing and/or debt financing, to enter into joint ventures or to obtain other means of financing. There is no assurance that the Corporation will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Corporation to obtain financing on favourable terms, or at all.

As of December 31, 2024, the Corporation had approximately $31 million in cash and amounts receivable. The Corporation has had a history of negative operating cash flow. While the Corporation considers that it has sufficient capital to support its current operating requirements based on its current capital resources and expected cash flows from ongoing operations, there is a risk that commodity prices decline or other factors may cause the Corporation to be unable to continue generating sufficient cash flows to sustain operations or to be unable to fund planned capital projects, including expansions and potential acquisitions. In addition, the Corporation may require additional capital if the costs of its capital projects are materially greater than the Corporation’s projections.

There is no assurance that the Corporation will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may cause the Corporation to postpone acquisitions, expansion, development and exploration plans, or even suspend operations.

Political Risk and Government Regulations

The Corporation’s mining, exploration and development activities are focused in Mexico and Canada, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Corporation. In order to comply with applicable laws, the Corporation may be required to incur significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Corporation, the extent of which cannot be reasonably predicted. Violations may require compensation of those suffering loss or damage by reason of the Corporation’s mining activities, and the Corporation may be fined if convicted of an offence under such legislation.

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Mining and exploration activities in Mexico and/or Canada may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Corporation’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for the Corporation to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. The Corporation does not carry political risk insurance.

Mexican Foreign Investment and Income Tax Laws

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Corporation and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax. Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value-added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

During 2013, the Mexico Senate passed tax reform legislation, which took effect on January 1, 2014. The tax reform includes an increase in the corporate tax rate from 28% to 30%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and the introduction of a mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum.

During 2024, the Mexico Senate passed additional tax reform legislation, which took effect on January 1, 2025. The tax reform includes an increase of the special mining royalty of 7.5% to 8.5% on the profits derived from the sale of minerals, and an increase in the mining royalty of 0.5% to 1.0% on the gross income derived from the sale of gold, silver and platinum.

These changes may have a material impact on the Corporation’s future earnings and cash flows, and possibly on future capital investment decisions.

Foreign Corrupt Practices Legislation

The Corporation is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales agents or distributors may engage in conduct for which the Corporation might be held responsible. Violations of the FCPA, CFPOA, and/or other laws may result in criminal or civil sanctions and the Corporation may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. The Corporation is also subject to the Extractive Sector Transparency Measures Act (Canada) (“ESTMA”), which requires us to maintain records of specific payments (including taxes, royalties, fees, production entitlements, bonuses, dividends, and infrastructure improvements) to all government entities in Canada and abroad, and to publicly disclose payments of $100,000 or more in any payment category on an annual basis within 150 days of our fiscal year end, to increase transparency and deter corruption in the extractive industry sector.

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Current Global Financial Conditions

Financial markets globally have been subject to increased volatility. Access to financing has been negatively affected by liquidity crises and uncertainty with respect to sovereign defaults throughout the world. These factors may impact the ability of the Corporation to obtain loans and other forms of financing in the future and, if obtained, on terms favourable to the Corporation. If these levels of volatility and market turmoil continue or worsen, the Corporation may not be able to secure appropriate debt or equity financing when needed, any of which could affect the trading price of the Corporation’s securities in an adverse manner.

Dilution

There are a number of outstanding securities and agreements pursuant to which Common Shares of the Corporation may be issued in the future. If these Common Shares are issued, this will result in further dilution to the Corporation’s shareholders. An investor’s equity interest in the Corporation may also be diluted by future equity financings of the Corporation.

Conflicts of Interest

Certain of the Corporation’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint ventures, some of which are in the same business as the Corporation. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. The directors and officers of the Corporation are required by law and the Corporation’s Code of Business Conduct & Ethics to act in the best interests of the Corporation. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Corporation may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Corporation to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Corporation. Such conflicting legal obligations may expose the Corporation to liability to others and impair its ability to achieve its business objectives.

In addition, certain securityholders of the Corporation could also have business interests that conflict with the Corporation or those of our other securityholders, which may affect the price of our securities.

Concentration of Customers

The Corporation produces concentrates containing silver and gold. Concentrates are the product of the processing of ore mined by the Corporation at its processing plants. The Corporation sells its concentrates to metals traders and smelters. During the year ended December 31, 2024, a limited number of customers accounted for all of the Corporation’s revenues, of which one customer accounted for more than 50% of revenues. The Corporation believes that a small number of customers will continue to represent a significant portion of its total revenue. However, the Corporation does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Corporation’s production. There is a risk that the Corporation could be subject to limited smelter availability and capacity, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Corporation’s business, financial condition, operating results and cash flows.

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Risks Associated with Transportation of Concentrate

The concentrates produced by the Corporation have significant value, and are loaded onto road vehicles for transport to smelters in Mexico or to seaports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Corporation’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Theft of Concentrate

In addition, the Corporation may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Corporation has taken steps to secure its concentrate, whether in storage or in transit. The Corporation has insurance coverage for its inventory while in transit; however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Corporation’s financial results.

Acquisition Strategy

As part of Avino’s business strategy, the Corporation has made acquisitions in the past and continues to seek new acquisition opportunities. The opportunities sought by the Corporation include operating mines, and advanced exploration and development opportunities, with a primary focus on silver and/or gold. As a result, the Corporation may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Corporation, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial results. Acquisitions may result in unanticipated costs, diversion of management attention from existing businesses, and the potential loss of the Corporation’s key employees or of those of the acquired business. The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Corporation’s results of operations and financial condition. Further, to acquire properties and companies, the Corporation may be required to use available cash, incur debt, issue additional securities or a combination of any of these. This could affect the Corporation’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the Common Shares. There may be no right or ability for the Corporation’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Corporation, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

The Corporation’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. While the Corporation’s relationships with the communities in which it operates are believed to be strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Corporation’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Corporation believes that it operates in a socially responsible manner, there is no guarantee that the Corporation’s efforts in this respect will mitigate this potential risk.

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Volatility of the Price of the Securities

Trading prices of Avino’s securities may fluctuate in response to a number of factors, many of which are beyond the control of the Corporation. In addition, the stock market in general, and the market for gold and silver mining companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Corporation’s securities, regardless of operating performance.

In the past, securities class-action litigation has often been instituted following periods of volatility in the market price of securities of other companies. Such litigation, if instituted against the Corporation, could result in substantial costs and a diversion of management’s attention and resources.

Shareholder Activism

Shareholder activism is on the rise in North America. Shareholder activism could result in substantial costs and a diversion of management’s attention and resources. Shareholder activism can also taint the Corporation’s reputation, which may have negative effects on the Corporation and all of its stakeholders. There is no guarantee that the Corporation will not be the subject of shareholder activism in the future, nor that the Corporation would be successful in defending itself and shareholder interests against shareholder activists.

Substantial Decommissioning and Reclamation Costs

The Corporation reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As of December 31, 2024, the Corporation had a provision for approximately $2.1 million on its Consolidated Statement of Financial Position for the estimated present value of future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment. The present value of these reclamation provisions may be subject to change as a result of management’s estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates. Such changes will be recorded in the accounts of the Corporation as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Corporation’s operations. These costs can be significant and are subject to change. The Corporation cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Corporation is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

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Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

The Corporation’s Articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Corporation which happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against the Corporation’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Corporation, though such an action, if successful, might otherwise benefit the Corporation and its shareholders.

Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Corporation or its directors and officers. The Corporation is organized and governed under the BCBCA and is headquartered in British Columbia, Canada. Most of the Corporation’s directors and most officers are residents of Canada, and all of the Corporation’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Corporation’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexican taxation authorities, and other receivables. The Corporation sells and receives payment upon delivery of its concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Corporation may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Corporation’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they arise. The Corporation has a planning and budgeting process in place to help determine the funds required to support the Corporation’s normal operating requirements on an ongoing basis and its expansion plans. As of December 31, 2024, the Corporation had net working capital (current assets in excess of current liabilities) of $25 million, including approximately $27 million in cash. The Corporation believes it has sufficient net working capital to meet operating requirements as they arise for at least the next twelve months, but there can be no assurance that a sudden significant decrease in silver prices (and, to a lesser extent, copper and gold prices), or an unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Corporation’s sufficiency of cash reserves to meet operating requirements. In addition, a large acquisition or significant change in capital plans could significantly change the cash and working capital required by the Corporation.

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Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options or RSU’s to Employees, Directors, Officers and Consultants

The Corporation has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase Common Shares, and RSUs, as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at such prices as allowable under the policies of the TSX. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As of December 31, 2024, there were outstanding share options exercisable into 7,675,000 Common Shares, and RSU’s outstanding for the issuance of a further 3,540,868 Common Shares which, if vested and exercised or issued, would represent approximately 7.98% of the Corporation’s issued and outstanding shares. If all of these share options, warrants and RSU’s are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Corporation’s shares.

Certain Provisions of Organizational Documents May Discourage Takeovers And Business Combinations that Our Shareholders May Consider In Their Best Interests, Which Could Negatively Affect Our Stock Price.

Certain provisions of our Articles of Incorporation (“Articles”) may have the effect of delaying or preventing a change in control of our Corporation or deterring tender offers for our Common Shares that other shareholders may consider in their best interests.

Our Articles authorize us to issue an unlimited number of Common Shares. Shareholder approval is not necessary to issue our Common Shares. Issuance of these Common Shares could have the effect of making it more difficult and more expensive for a person or group to acquire control of us, and could effectively be used as an anti-takeover device, subject to applicable securities legislation.

Our Articles provide for an advance notice procedure for shareholders to nominate director candidates for election or to bring business before an annual meeting of shareholders, including proposed nominations of persons for election to our board of directors, and require that special meetings of shareholders be called by the board or shareholders who hold at least 5% of the total issued and outstanding shares.

Factors Beyond the Corporation’s Control

There are a number of factors beyond the Corporation’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, pandemics (including the current COVID-19 pandemic), epidemics, and quarantines, availability of adequate labour, transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

The Corporation’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Corporation’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Corporation’s operations.

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Exploration activities and/or the pursuit of commercial production from the Corporation’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Corporation would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as rock-falls, fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Corporation may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Corporation may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Corporation has safety programs in place and continues to make further improvements. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. Despite these programs, the Corporation has experienced four unrelated fatal accidents at the Avino Mine over the past nine years. While these fatalities did not materially affect operations, the Corporation considers health and safety of its workers, and others in the communities in which it operates, to be a top priority. In this regard, the Corporation is continually seeking to minimize the risk of safety incidents. The Corporation also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

Risks Which Cannot Be Insured

The Corporation maintains appropriate insurance for liability and property damage; however, the Corporation may be subject to liability for hazards that cannot be insured against, which, if such liabilities arise, could impact profitability and result in a decline in the value of the Corporation’s securities. The Corporation’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Corporation will maintain appropriate insurance for liability and property damage in connection with its business, the Corporation may become subject to liability for hazards that cannot be insured against or which the Corporation may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as diesel, oil, electricity, chemicals and reagents, fluctuate and affect the costs of production at the Corporation’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

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Fluctuation in Foreign Currency Exchange Rates

The Corporation maintains bank accounts in Canadian dollars, U.S. dollars and Mexican pesos. The Corporation earns revenue in U.S. dollars while its costs are incurred in Canadian dollars, U.S. dollars and Mexican pesos. An appreciation in the Mexican peso and/or Canadian dollar against the U.S. dollar will increase operating and capital expenditures as reported in U.S. dollars. A decrease in the Canadian dollar and/or the Mexican peso against the U.S. dollar will result in a loss to the Corporation to the extent that the Corporation holds funds in Canadian dollars and/or Mexican peso. The Corporation is using hedging instruments in managing its foreign exchange risk between the U.S. dollar and the Mexican peso. Such hedging instruments can also be subject to material gains and losses.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12-month period prior to the date of this Prospectus:

Month Issued	Number of Securities	Security	Price per Security ($)(1)(2)(3)
May 2024	595,000 (1) 345,000 (1) 140,000 (1) 27,495 (1) 67,705 (1) 250,000 (1) 96,000 (1) 7,500 (1) 20,000 (3) 48,000 (3) 10,000 (3)	Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares	0.9523 1.0618 1.0662 1.0309 1.0475 1.0779 1.0775 1.0800 0.79 0.79 0.79
June 2024	126,800 (1) 25,000 (3)	Common Shares Common Shares	1.0591 0.78

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July 2024	80,000 (1) 15,000 (1) 34,300 (1) 10,000 (3) 18,750 (3) 48,000 (3) 15,000 (3) 30,000 (3) 25,000 (3)	Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares	1.1118 1.1100 1.0824 0.78 0.78 0.79 0.78 0.78 1.12
August 2024	2,047(1) 1,100 (1)	Common Shares Common Shares	1.0800 1.05
September 2024	5,900 (1) 100,000 (1) 14,490 (1) 5,000 (3) 20,000 (3) 37,500 (3) 20,000 (3) 15,000 (3) 18,750 (3) 25,000 (3) 30,000 (3) 25,000 (3) 45,000 (3) 10,000 (3) 10,000 (3) 30,000 (3)

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

1.2104 1.1943 1.2076 0.78 1.12 0.78 1.12 0.78 0.78 1.12 1.20 0.78 0.78 0.78 1.12 1.20

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October 2024

17,000 (1)

98,500 (1)

137,000 (1)

102,000 (1)

32,200 (1)

51,100 (1)

310,100 (1)

185,000 (1)

111,000 (1)

50,000 (1)

176,000 (1)

70,000 (1)

657,600 (1)

868,000 (1)

605,000 (1)

413,000 (1)

192,000 (1)

36,000 (1)

58,000 (1)

118,600 (1)

37,500 (3)

40,000 (3)

25,000 (3)

25,000 (3)

100,000 (3)

100,000 (3)

50,000 (3)

62,500 (3)

50,000 (3)

45,000 (3)

55,000 (3)

30,000 (3)

62,500 (3)

20,000 (3)

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

1.1206

1.1075

1.1517

1.1434

1.1093

1.1126

1.1758

1.2152

1.2115

1.2203

1.2606

1.2537

1.3444

1.4436

1.4663

1.4967

1.4793

1.4907

1.4539

1.4564

0.78

1.20

1.12

1.12

1.20

1.12

0.78

1.12

1.64

1.20

1.20

1.20

1.12

1.20

November 2024	25,000 (3)	Common Shares	1.12
December 2024	10,000 (3) 2,500 (3)	Common Shares Common Shares	1.12 0.78

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January 2025	10,000 (3) 25,000 (3) 18,750 (3)	Common Shares Common Shares Common Shares	0.78 0.78 0.78
February 2025	30,000 (3) 100,000 (3) 50,000 (3) 10,000 (3) 25,000 (3) 50,000 (3) 15,000 (3) 37,500 (3)	Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares	1.64 1.64 1.64 1.20 1.64 1.64 0.78 0.78
March 2025	10,000 (3) 25,000 (3) 50,000 (3) 50,000 (3) 20,000 (3) 17,331 (3) 50,000 (3) 25,000 (3) 100,000 (3) 50,000 (3) 25,000 (3) 1,300 (1) 334,989 (2)	Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares	1.20 1.64 1.64 1.20 1.64 1.64 1.64 0.92 1.64 1.64 0.78 2.00 2.63
April 2025	368,366 (2) 225,000 (2) 379,941 (2) 10,200 (1) 224,454 (1) 15,100 (1) 47,500 (3) 492,300 (1) 27,600 (1) 61,346 (1) 169,000 (1) 486,200 (1) 50,800 (1) 463,000 (1) 50,000 (3)

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

Common Shares

2.65 2.52 2.52 2.02 2.00 2.02 0.96 2.04 2.02 2.06 2.01 2.16 2.14 2.17 0.95
May 2025	18,750 (3) 132,000 (3) 162,500 (3) 50,000 (3)	Common Shares Common Shares Common Shares Common Shares	0.78 0.78 1.64 1.64

(1)	Issued pursuant to an ATM Distribution in the U.S. and are quoted in US dollars
(2)	Issued pursuant to the vesting of RSUs and are quoted in Canadian dollars.
(3)	Issued pursuant to the exercise of incentive stock options and are quoted in Canadian dollars.

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Warrants

The Corporation has not issued any share purchase warrants during the 12-month period prior to the date of this Prospectus.

Stock Options

The Corporation has in effect a stock option plan (the “2024 Stock Option Plan”), further details of which is provided in the Circular. The following table summarizes details of the stock options granted by the Corporation under the 2024 Stock Option Plan during the 12-month period prior to the date of this Prospectus:

Month Grant	Number of Securities	Security	Exercise Price per Security (CDN$)
April 9, 2025(1)	2,397,000	Stock Options	2.11

(1)	Each option is exercisable for one Common Share until April 9, 2030.

Restricted Share Units (“RSU’s”)

The Corporation has in effect an RSU plan (the “2018 RSU Plan”), further details of which is provided in the Circular. The following table summarizes details of the RSUs granted by the Corporation under the 2018 RSU Plan during the 12-month period prior to the date of this Prospectus:

Month Grant	Number of Securities	Security	Exercise Price per Security (CDN$)
April 9, 2025(1)	1,476,000	RSUs	N/A

(1)

Each RSU is exercisable for one Common Share, subject to vesting conditions. RSUs granted above will vest at the rate of 1/3 annually for a period of three years from the grant date, until fully vested.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the NYSE American and on the TSX under the symbol ASM. The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE American and in Canadian dollars on the TSX for the past full twelve (12) months and through May 12, 2025 and for each quarter for the past fiscal year.

	NYSE AMERICAN		TSX
	($US)		($C)
	High	Low	High	Low
Last Twelve Months To May 23, 2025	3.12	2.09	4.30	2.89
April 2025	2.22	1.37	3.08	1.95
March, 2025	2.00	1.17	2.86	1.71
February 2025	1.53	1.15	2.15	1.66
January 2025	1.29	0.88	1.87	1.27
December 2024	1.20	0.85	1.67	1.23
November 2024	1.32	1.02	1.83	1.45
October 2024	1.56	1.09	2.15	1.45
September 2024	1.24	0.90	1.66	1.23
August 2024	1.08	0.83	1.48	1.16
July 2024	1.13	0.88	1.54	1.19
June 2024	1.08	0.86	1.48	1.18
May 2024	1.12	0.70	1.53	0.94

For the Quarter Ended
March 31, 2025	2.00	0.88	2.86	1.27
December 31, 2024	1.56	0.85	2.15	1.23
September 30, 2024	1.24	0.83	1.66	1.16
June 30, 2024	1.12	0.64	1.53	0.85

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CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

INTEREST OF EXPERTS

Mr. Michael F. O’Brien, P. Geo., M.Sc. Pr.Sci.Nat., FAusIMM, FSAIMM, of Red Pennant Communications Corp., and Mr. Hassan Ghaffari, P. Eng., M.A.Sc., and Mr. Jianhui (John) Huang, Ph.D., P. Eng., both of Tetra Tech Canada Inc., are “qualified persons” as defined by NI 43-101, and they prepared the Avino Report, which is referred to herein. As at the date hereof, neither of Messrs. O’Brien, Ghaffari, nor Huang is a shareholder of the Corporation.

Peter Latta, P. Eng., MBA, Vice President, Technical Services of the Company , who is a non-independent “qualified person” for the purposes of NI 43-101, is responsible for reviewing and approving certain information of a scientific or technical nature relating to the Avino Mine contained in this Prospectus and in the 2024 AIF, the 2024 Annual MD&A and the 2025 Q1 MD&A which is incorporated by reference in this Prospectus. As at the date hereof, Mr. Latta is the registered or beneficial owner of 191,900 Common Shares, 500,000 stock options exercisable to acquire 500,000 Common Shares and 216,000 Restricted Share Units to acquire 216,000 Common Shares.

The Corporation’s auditors, Deloitte LLP, were the auditors of the Corporation for the year ended December 31, 2024 and are independent of the Corporation within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

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LEGAL MATTERS

Certain Canadian legal matters relating to the offering will be passed upon by Cozen O’Connor LLP, on behalf of the Corporation. As at the date hereof, the shareholders and associates of Cozen O’Connor LLP as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

Certain U.S. legal matters relating to the offering will be passed upon by Lewis Brisbois Bisgaard & Smith LLP, on behalf of the Corporation. As at the date hereof, the shareholders and associates of Lewis Brisbois Bisgaard & Smith LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

As at the date hereof, no partner or associate, as applicable, of the aforementioned companies and limited liability partnerships or persons indicated above are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation for the fiscal year ended December 31, 2024 are Deloitte LLP, Vancouver, British Columbia, Canada.

The registrar and transfer agent of the Corporation is Computershare Trust Company of Canada Inc., Vancouver, British Columbia, Canada.

ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to herein are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

You may read and download the documents that the Corporation has filed with the SEC at www.sec.gov. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca.

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ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Corporation is a corporation existing under the Business Corporations Act (British Columbia). Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to affect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Corporation appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

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